ANNUAL INFORMATION FORM

Year ended December 31, 2015

March 30, 2016

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
MINERAL RESERVE AND RESOURCE ESTIMATES	2
CURRENCY AND EXCHANGE RATES	3
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
Risk Factors	9
Mineral Properties	21
San Francisco Property	21
Caballo Blanco Project	37
Ana Paula Project	57
DIVIDENDS	70
CAPITAL STRUCTURE	70
MARKET FOR SECURITIES	70
ESCROWED SECURITIES	71
DIRECTORS AND OFFICERS	72
Director and Officer Information	72
Shareholdings of Directors and Officers	73
Corporate Cease Trade Orders or Bankruptcies	73
Penalties or Sanctions	74
Conflicts of Interest	74
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	75
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	75
REGISTRAR AND TRANSFER AGENT	76
MATERIAL CONTRACTS	76
TECHNICAL INFORMATION	76
INTEREST OF EXPERTS	76
AUDIT COMMITTEE INFORMATION	77
ADDITIONAL INFORMATION	79

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Unless otherwise stated or the context requires otherwise, references in this Annual Information Form (“AIF”) to the “Company”, “Timmins”, “we”, “us” or “our” refer to Timmins Gold Corp. and its subsidiaries on a consolidated basis.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property, Ana Paula Project and Caballo Blanco Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, the Ana Paula Project and the Caballo Blanco Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, net present value, internal rate of return and cash cost estimates and the other projections and estimates made in the technical reports for the San Francisco Property, the Ana Paula Project and the Caballo Blanco Project; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labor disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; the risk that results of exploration activities will be different than anticipated; and other factors contained in the section entitled “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this AIF if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

MINERAL RESERVE AND RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References in this AIF to “dollars” or “$” are to United States dollars. References in this AIF to “C$” are to Canadian dollars. The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into	2015	2014	2013
United States Dollars

Closing	0.7225	0.8620	0.9402

Average	0.7820	0.8985	0.9701

High	0.8527	0.9422	1.0164

Low	0.7148	0.8589	0.9348

CORPORATE STRUCTURE

Timmins Gold Corp. was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005.

The Company’s head office and its registered and records office are located at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s head office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270. The Company also maintains a field office at the San Francisco Property (as defined under “General Development of the Business – Overview” below), near Estacion Llano, Sonora.

The Company has five subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”), Molimentales del Noroeste, S.A. de C.V. (“Molimentales”), Newstrike Capital Inc. (“Newstrike”), Aurea Mining Inc. (“Aurea”) and Minera Aurea, S.A. de C.V. (“Minera”). All subsidiaries are wholly owned except for nominal shareholders holding one share in each of the Mexican subsidiaries. Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations. Molimentales was acquired on March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco open pit gold mine. Molimentales is also the entity that acquired the Caballo Blanco project in Veracruz in December 2014. In February 2015 the Company acquired all of the outstanding shares of Newstrike. Newstrike was incorporated pursuant to the Business Corporations Act (Alberta) on November 7, 2000 under the name “Erez Inc.”. The name was changed to MCS Global Corp. on June 20, 2003. On April 21, 2006 MCS Global Corp. continued to British Columbia under the Business Corporations Act (British Columbia) and subsequently changed its name to “Newstrike Capital Inc.” on May 5, 2006. In 2008 Newstrike, acquired all of the outstanding shares of Aurea. Aurea was incorporated pursuant to the Business Corporations Act (British Columbia). Aurea holds all but one of the outstanding shares of Minera which was incorporated pursuant to the laws of Mexico on March 22, 2004. Minera owns the Ana Paula gold project in Guerrero, Mexico.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico. The Company owns and operates the San Francisco open pit gold mine (the “San Francisco Mine”), which together with the associated La Chicharra open pit gold mine, and additional exploration claims in and around the mines (collectively, the “San Francisco Property”) consists of approximately 53,380 hectares (“ha”) of surface area in the state of Sonora, Mexico. In addition, on December 24, 2014 the Company completed the acquisition of the Caballo Blanco project in Veracruz State, Mexico the (“Caballo Blanco Project”) and on May 26, 2015, the Company completed the acquisition of Newstrike, owner of the Ana Paula property in the state of Guerrero, Mexico (the “Ana Paula Project”). The Company’s goal is to become a Mexican-focused intermediate gold producer.

Locations of the Company’s Assets

Three Year History

During 2012 and 2013, the Company completed approximately 220,000 meters (“m”) of exploration drilling at the San Francisco Property. In November 2013, the Company announced a new reserve and resource update.

On February 11, 2014, the Company closed a bought deal offering of 18,920,000 common shares of the Company (including 2,250,000 common shares issued pursuant to the partial exercise of the underwriters’ over-allotment option), at a price of C$1.50 per common share for aggregate gross proceeds of C$28,380,000. The common shares were issued in a public offering in certain provinces of Canada pursuant to a short form prospectus dated February 4, 2014 filed with certain Canadian securities regulators, and were underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and including BMO Nesbitt Burns Inc., TD Securities Inc., GMP Securities L.P., National Bank Financial Inc., Scotia Capital Inc. and PI Financial Corp.

During 2014, the Company carried out an exploration drilling program adjacent to and below the San Francisco pit and also completed a regional program. The Company completed approximately 2,100 m in 20 diamond drill (core) holes evaluating the area immediately south of the current pit. The drilling was designed to evaluate whether the orogenic nature of the deposit may provide the potential for the discovery of high grade feeders. Previous drill results combined with this follow-up work done in 2014 indicated the potential for high grade structures proximal to and down dip of the existing pit.

The Company also completed approximately 9,000 m of drilling in 73 reverse circulation (“RC”) holes at various locations throughout the pit. These holes were designed to provide additional information to support operations and also to test areas where prior positive drill results warranted follow-up drilling. Results identified that there was potential for improvements in grade adjacent to existing operations.

In 2014, the Company also completed a regional drill program on the North Trend, a cluster of high priority targets 2-8 kilometers (“km”) north of the San Francisco Property. The program consisted of approximately 25,000 m in a combination of core, RC and rotary air blast drilling on the North Trend identified by previous prospecting and exploration. The drill program met its objective of identifying potential deposits similar to San Francisco or La Chicharra that could act as a satellite pit to the existing operations. Follow-up work on these targets is being planned.

In 2015, the Company also commenced drifting into the underground veins parallel to the south wall of the San Francisco pit. The drift was part of a pilot phase designed to test the mining and processing of the underground ore. Previous drilling had delineated three mineralized veins near the south wall of the San Francisco pit located within 50 to 100 m of the current south pit wall. The pilot phase involved drifting 90 m into the south wall of the pit to access the veins followed by 200 m of lateral drifting to extract a bulk sample of ore. The pilot phase allowed the Company to test ground conditions, mining costs, grade and metallurgical recovery of the underground ore. The program was put on hold in Q3 of 2015 due to the depressed gold price. It did provide very good insight and the Company would like to continue in evaluation of the underground potential at the San Francisco Property.

While the Company has in the past primarily focused on the San Francisco Property, it has recently expanded into other regions in Mexico, including Veracruz and Guerrero. In December 2014, the Company announced that it had entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated December 17, 2014 among Goldgroup Mining Inc. (“Goldgroup”), Candymin S.A. de C.V., Minera Cardel S.A. de C.V. (each subsidiaries of Goldgroup) and Molimentales to purchase 100% of the Caballo Blanco Project, for total consideration of $10.0 million in cash and 16,065,000 common shares of the Company. The Company has also agreed to pay to Goldgroup a contingent payment of an additional $5.0 million when Caballo Blanco receives its environmental permit or the Company undergoes a change of control within the next five years. The contingent payment can be paid at the Company’s option in cash or common shares. The Caballo Blanco Project is subject to two Net Smelter Royalties (“NSR”) in favour of third parties, for 0.5% and 1.5%, respectively. See “Mineral Properties - Caballo Blanco Project” below.

On May 26, 2015, the Company completed a plan of arrangement (“Arrangement”) with Newstrike, owner of the Ana Paula Project, pursuant to which the Company acquired all of the issued and outstanding common shares of Newstrike by way of a court approved plan of arrangement. Under the terms of the Arrangement, Newstrike shareholders received 0.9 (“Exchange Ratio”) of a common share and C$0.0001 in cash for each Newstrike common share (a “Newstrike Share”), representing the equivalent of C$1.15 per Newstrike Share and a premium of 20% based on the closing prices of the common shares on the TSX and the Newstrike Shares on the TSX Venture Exchange (“TSX-V”) on February 13, 2015, and C$1.20 per Newstrike Share and a premium of 22.4% based on the 20-day volume-weighted-average-price of the common shares on the TSX and the Newstrike Shares on the TSX-V as of February 13, 2015. In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a common share, based upon the Exchange Ratio.

Upon completion of the Arrangement, the Company is owned approximately 63% by shareholders of the Company and 37% by Newstrike shareholders (based on the number of Newstrike shares outstanding as of the date of the arrangement agreement dated February 16, 2015). See “Mineral Properties – Ana Paula Project” below.

In July 2015, the Company commenced a drill program at its Ana Paula Project which was designed to confirm previous drilling, obtain metallurgical samples and carry out select infill drilling. The program consisted of 2,000 m in ten core holes. The results from the confirmation drilling were consistent with those from previous programs. Additionally, the infill drilling results were very encouraging, as they continue to display Ana Paula’s high-grade gold mineralization and allowed for a greater understanding of the deposit. Metallurgical testing will be part of a Feasibility Study which the Company is scheduling for completion in the second half of 2016. In addition, approximately 1,400 m of infill drilling was conducted in seven holes at the Ana Paula deposit with the goal of increasing the confidence of the block model via a reduction in the kriging interpolation distance, and to confirm the approximate dimensions of the high grade breccia zone.

On August 7, 2015, the Company filed a Form 51-102F4 Business Acquisition Report in respect of the Arrangement that is available under the Company’s profile on SEDAR at www.sedar.com.

On October 6, 2015 the Company’s employment agreement with Bruce Bragagnolo was terminated. Mr. Bragagnolo resigned as a director of the Company and was replaced by Mark Backens as Interim CEO.

On November 2, 2015, the Company acquired the complete process plant and select auxiliary equipment (“Plant”) used by Goldcorp Inc. (“Goldcorp”) in the operation of its El Sauzal Mine in Chihuahua, Mexico (“Plant Acquisition”). The El Sauzal Mine was operational until December 2014 when Goldcorp began its closure. The Plant was acquired by the Company for future use at the Ana Paula Project.

The total purchase price of C$8.0 million consists of the following:

a.	C$1.0 million in cash paid on closing;

b.	C$3.0 million which was satisfied by the issuance of 10 million shares in the capital of the Company at a price of C$0.30 per share on closing; and

c.	C$4.0 million in cash payable to Goldcorp one year from closing.

The closing of the Plant Acquisition was subject to, among other things, the completion of a C$6.0 million investment by Goldcorp in the Company by way of a non-brokered private placement of 20 million units of the Company ("Private Placement") at a price of C$0.30 per unit. Each unit consisted of one share and one half of a Warrant, each whole Warrant being exercisable for a term of 24 months into a common share of the Company at a price of C$0.35 per share. The Warrants are subject to an accelerated exercise period of 10 days if the Company's closing share price meets or exceeds C$0.60 per share for 20 consecutive trading days. As a result of the Plant Acquisition and Private Placement, Goldcorp holds approximately 9.9% of the Company’s issued and outstanding common shares on an undiluted basis. During the fourth quarter of 2015 the demobilization of the El Sauzal Mine began and approximately 15% of the total demobilization was complete by December 31, 2015.

On November 2, 2015, the Company announced that, assuming the gold price retained in its current range over the next year, open pit operations would cease in the second half of 2016, at which point the Mine would be placed on care and maintenance. Heap leach operations would continue through early 2017. Full operations could then resume if and when gold prices returned to higher levels. The focus of the 2016 mine-out is to mine the highest margin ounces to accelerate free cash flow during the year.

On December 31, 2015, the Company announced that it had agreed to an extension to January 31, 2016 of its existing $10.2 million credit facility with Sprott Resource Lending Partnership (“Sprott”), as administrative agent for Sprott and Morgan Stanley Capital Group Inc. In consideration of the extension, the Company paid a fee to Sprott as administrative agent in the amount of $150,000. On January 26, 2016 the credit facility was amended to replace Morgan Stanley Capital Group Inc. with Goldcorp (together with Sprott the “Lenders”) and to extend the maturity date to June 30, 2016. Interest is payable monthly at the rate of 12% per annum. In consideration of the re-financing the Company will pay a $408,901 bonus to the Lenders, in cash or shares at the option of each Lender, in relation to its proportion of the credit facility, on the earlier of the repayment and June 30, 2016. The facility was originally entered into in 2011 for C$18.0 million. In 2014, the Company paid C$5.0 million on the facility and redenominated the remaining C$13.0 million to $10.20 million.

Gold Sales

The Company delivers gold and silver in doré form to an internationally respected precious metal refinery in North America where the doré may, at the Company’s option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner. Gold is delivered to the refinery by armoured, insured carriers. If the metal is returned to the Company, it is then sold to international bullion dealers.

Metal Revenues

In 2015, the Company sold 93,196 gold ounces at an average realized gold price of $1,172 per ounce, compared to sales of 121,441 gold ounces at an average realized gold price of $1,269 per ounce during 2014. This represents a decrease of 23.3% in gold ounces sold and a decrease of 7.6% in realized gold price over 2014.

Total metal revenues from mining operations in 2015 were $109.2 million, compared to $154.1 million during 2014. The average London PM Fix price in 2015 was $1,160 per gold ounce, compared to $1,266 per gold ounce during 2014. This represents an 8.4% decrease in 2015 compared to 2014 and was also a contributing factor to the decrease in metal revenues over fiscal 2014.

Employees

As of December 31, 2015, the Company had seven full-time employees or contractors at its Vancouver, Canada head office and one full-time employee in Toronto, Canada. In addition, the Company had 17 full-time employees at its office in Hermosillo, Mexico, five full-time employees at the Caballo Blanco Project and 66 full-time employees at the Ana Paula Project. All mining activities at the San Francisco Property are carried out by a mining contractor. As of December 31, 2015, the contractor provided 292 skilled mining personnel to the Company.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. In addition, the Company also competes with its competitors over sourcing raw materials and supplies used in connection with its mining operations, as well as for skilled experienced workers. See the following “Risk Factors:

•

“The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.”

•	“If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be hampered.”

•	“The Company is in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.”

Foreign Operations

The Company currently owns, among other interests, 100% of the San Francisco Property in Sonora, Mexico, 100% of the Ana Paula Project in Guerrero, Mexico and 100% of the Caballo Blanco Project in Veracruz, Mexico. The Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include but are not limited to: terrorism and hostage taking, expropriation or nationalization without adequate compensation, difficulties enforcing judgements obtained in Canadian or United States courts against assets located outside of those jurisdictions, high rates of inflation, changes to royalty and tax regimes, substantial fluctuations in currency exchange rates, volatile local political and economic developments, difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, reduced variability of fuel price as a component of cost structure, and difficulty obtaining key equipment and components for equipment.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.

The Company is required to obtain and renew governmental permits and licenses for its operations and expansion or for the development, construction and commencement of new operations. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations. Unexpected delays, costs or other challenges could delay the development of or impede the operation of a mine or the Company’s ability to carry out mining activities.

See the following “Risk Factors”:

•	“The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.”

•

“The Company’s business is subject to various governmental regulations and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.”

•	“The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.”

RISK FACTORS

Risk Factors Relating to the Company’s Business

The Company may not be able to generate sufficient cash to service all of its indebtedness, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow it to meet its scheduled debt service obligations.

The Company may not be able to refinance, extend or repay its substantial indebtedness owed to its senior secured lender, which would have a material adverse affect on the Company’s financial condition and ability to continue as a going concern.

As of December 31, 2015, the Company owed its senior secured lender $10.2 million (Senior Debt Amount), payable on June 30, 2016. If the Company is unable to raise sufficient capital to repay this obligation at maturity and it is otherwise unable to extend the maturity date or refinance this obligation, it would be in default. The Company cannot provide any assurances that it will be able to raise the necessary amount of capital to repay this obligation or that it will be able to extend the maturity date or otherwise refinance this obligation. Upon a default of the Senior Debt Amount, the Company’s senior secured lender would have the right to exercise its rights and remedies to collect, which would include foreclosing on the Company’s assets. Accordingly, a default would have a material adverse effect on the Company’s business and, if the Company’s senior secured lender exercises its rights and remedies, the Company would likely be forced to seek bankruptcy protection.

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;

•	global or regional consumptive patterns;

•	sales by government holders;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates;

•	currency values; and

•	inflation or deflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on results.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration and development properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;

•	expropriation or nationalization without adequate compensation;

•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	substantial fluctuations in currency exchange rates;

•	volatile local political and economic developments;

•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;

•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and

•	difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and the Company property effectively.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development, production and post-closure reclamation of mines;

•	imports and exports;

•	price controls or production restrictions;

•	taxation;

•	mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Interim Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

The Company plans to apply for certain permits relating to the Caballo Blanco Project, which the project’s prior owners were unable to obtain in the past. If the Company is unable to obtain such permits, it may be unable to complete the development of the Caballo Blanco Project, which would have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco Property has mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;

•	industrial accidents, explosions and third party accidents;

•	the encountering of unusual or unexpected geological formations;

•	ground falls, rock bursts, cave-ins and seismic activity including earthquakes;

•	fires and flooding;

•	metallurgical and other processing problems, including the availability and costs of processing and refining facilities;

•	availability of economic sources of power;

•	variations in grade, deposit size, density and other geological problems;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	mechanical equipment performance problems;

•	unavailability or significant changes in the cost of materials and equipment including fuel;

•	labor force disruptions;

•	title claims, including aboriginal land claims;

•	unanticipated transportation costs; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•	environmental damage and liabilities;

•	work stoppages, delayed production and resultant losses;

•	increased production costs;

•	damage to, or destruction of, mineral properties or production facilities and resultant losses;

•	asset write downs;

•	monetary losses;

•	claims for compensation of loss of life and/or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and

•	other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

•	control dispersion of potentially harmful effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. In addition, the Company has recently formalized its interests in the Caballo Blanco Project and related properties acquired pursuant to the Asset Purchase Agreement. Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration, development and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition, exploration and development programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this MD&A are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout these “Risk Factors Relating to the Company’s Business”. In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

•	the availability and costs of skilled labor, power, water, transportation and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and

•	the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant impact on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the Company’s directors and officers are or may become directors or officers of other companies engaged in other business ventures. In order to avoid potential conflicts of interest which may arise between the directors’ and officers’ duties to the Company and their duties to other companies, the Company’s directors and officers have agreed to the following:

•	participation in other business ventures will be allocated on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

•	no commissions or other extraordinary consideration will be paid to such directors and officers; and

•

business opportunities arising through other companies in which such directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. The Company’s ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company may experience problems integrating new acquisitions and other problems associated with strategic transactions.

Strategic transactions, including acquisitions or dispositions of assets, could involve numerous risks, including:

•	potential disruption of the Company’s ongoing business and distraction of management;

•	difficulty integrating acquired businesses or segregating assets to be disposed of;

•	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses the Company may acquire, and

•	changing the Company’s business profile in ways that could have unintended consequences.

The Company’s success at completing acquisitions will depend on a number of factors, including, but not limited to, identifying acquisitions that fit its strategy, negotiating acceptable terms with the seller of the business or property to be acquired and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. Any positive effect on the Company’s results from its acquisitions, including the Caballo Blanco Project acquisition, and the acquisition of Newstrike, will depend on a variety of factors, including, but not limited to, assimilating the operations of an acquired business or property in a timely and efficient manner, the ability to achieve identified and anticipated operating and financial synergies, the decline in value of acquired properties, companies or securities, maintaining the Company’s financial and strategic focus while integrating the acquired business or property, managing the potential loss of the Company’s key employees or key employees of any business acquired, implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate, and conducting and managing operations in a new operating environment. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

The Company may from time to time become subject to legal proceedings.

The Company may from time to time, become involved in various claims, legal proceedings, regulatory investigations, and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions, should they arise. If it is unable to resolve any such disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. In particular, see “Legal Proceedings and Regulatory Actions”.

The Company faces risks and uncertainties related to the repatriation of funds from its foreign subsidiaries.

The Company expects to generate cash flow and profits at its foreign subsidiaries, and it will need to repatriate funds from those subsidiaries to service its indebtedness or fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;

•	current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies that investors may deem comparable;

•	the issuance of additional equity securities by the Company or the perception that such issuance may occur; and

•	purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company may not be able to maintain compliance with the continued listing requirements of NYSE MKT.

The Company’s common stock is listed on the NYSE MKT. In order to maintain that listing, the Company must satisfy minimum financial and other requirements including, without limitation, a requirement that the Company’s closing bid price be at least $0.20 per share. If the Company fails to continue to meet all applicable continued listing requirements for the NYSE MKT in the future and the NYSE MKT determines to delist the Company’s common stock, the delisting could adversely affect the market liquidity of the Company’s common stock, the Company’s ability to obtain financing to repay debt and fund the Company’s operations.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares or its competitors’ securities, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common shares price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options are exercised, or as a result of additional securities offerings which may reduce the Company’s earnings per share.

There are a number of outstanding options pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options may result in dilution to the Company shareholders. In addition, if the Company raises additional funds to finance its activities, through the sale of equity securities, shareholders may have their investment diluted. If the Company issues additional common shares, shareholders’ percentage ownership of the Company will decrease and shareholders may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

MINERAL PROPERTIES

San Francisco Property

The following information has been derived from the NI 43-101 technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015 (the “San Francisco Report”) prepared by Micon International Limited of Toronto, Ontario (“Micon”). The Qualified Persons responsible for the San Francisco Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon who have approved of the summary of the San Francisco Report provided below. The following summary is extracted from the San Francisco Report. The San Francisco Report is incorporated by reference in this AIF, a copy of which is available under the Company’s profile on SEDAR (www.sedar.com).

General

The Company (“TMM”) has retained Micon International Limited “(Micon”) to conduct an audit of its resource and reserve estimates and prepare an update of its 2013 Technical Report on the San Francisco Gold Project (San Francisco Project or the Project) in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for TMM was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated December 6, 2013. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA). Prior to this current Technical Report, Micon has written seven prior reports on the San Francisco Project for TMM since 2005.

Micon does not have nor has it previously had any material interest in TMM or related entities. The relationship with TMM is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive subtotals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the CSA pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

The requirements of electronic document filing on SEDAR necessitate the submission of this report as an unlocked, editable pdf (portable document format) file. Micon accepts no responsibility for any changes made to the file after it leaves its control.

Property Description and Location

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres (km) north of the state capital, Hermosillo. In this report, the term San Francisco Project refers to the area within the exploitation or mining concessions controlled by TMM, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control.

The San Francisco Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

TMM advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins). All concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The tax rates are estimated in US dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” as of January 28, 2016.

Timmins reduced the size of the primary mineral concessions in 2015 by eliminating those areas deemed to have very little exploration potential, while maintaining the integrity of the overall concessions. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the Project.

Timmins advises that it acquired the first seven concessions covering the San Francisco mine through its purchase of Molimentales del Noroeste de S.A. de C.V. (Molimentales) in April 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos, whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009 Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 ha in 2013.

In 2015, Timmins reduced the size of its regional mineral concessions as a result of its elimination of its regional exploration program due to the drop in metal prices since 2013. It has retained approximately 19,713 ha, which it believes contain the most prospective geology and mineralized targets upon which to base further exploration once metal prices have recovered.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana. This purchase agreement is in the process of being filed with the Mexican Federal Mining Registrar. Prior to this purchase, the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

Molimentales has completed the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 ha contracted from the Los Chinos Ejido into private property, and formalizing the purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

Since completing the purchase of the 674 ha from the Los Chinos Ejido, Molimentales has not undertaken any further land purchases and believes no further purchases are necessary at this time.

The Mexican mining laws were changed in 2005 and, as a result, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions and there are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years, provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is $536,179. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is $128,648.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

History

After conducting exploration on the Project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the Project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November 2000. In May 2002, the last gold pour was conducted; the plant was mothballed and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company.

Since June 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Timmins acquired an option to earn an interest in the property in early 2005, whereupon Timmins conducted a review of the available data and started a reverse circulation drilling program in August and September 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

From 2007 to 2009, concurrent with the feasibility study, which focused on re-starting the mining operations, TMM conducted exploration comprised of mainly in-fill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to Timmins updating the resource and reserve estimations, as well as its mine plan.

Between July 2010 and June 2011, Timmins conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicated that the mineralization is located in parallel mineralized bodies both along strike and at depth. Timmins believes that the conclusion that the mineralization is located in parallel bodies may lead to further increases in the mineral resources.

From July 2011 to June 2013, 1,464 reverse circulation (RC) and core holes were drilled for a total of 327,853 metres (m). Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit.

The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July 2011 and June 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. In 2013, Timmins had completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit but it was still undecided if these areas were going to be exploited due to the lower gold price.

Geological Setting and Mineralization

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60 to 65 west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

Exploration Programs

2013 to 2015 Exploration Programs

Since 2013, Timmins has reduced its exploration significantly as a result of the recent low price of gold. As a result, Timmins has only conducted a small number of exploration drilling programs comprised of in-fill drilling in the San Francisco pit to cover gaps in drilling on the lower benches, exploration drilling to outline preliminary underground resources beneath the southwall of the pit and exploration drilling to the north of the San Francisco pit to potentially identify a secondary deposit which would supply feed to the heap leach pads and processing facilities at the San Francisco mine. The in-fill drilling in the San Francisco pit on the lower benches was successful in allowing a better understanding of the mineralization being extracted in these areas. The drilling in the southwall, along with preliminary underground mining, has helped to identify the extent and mining potential for this areas but further drilling will be necessary to fully identify the extent of the mineralized lenses in this area. The exploration drilling to the north produced mixed results with areas of good mineralization identified but the extent of the mineralization is still not fully understood and these areas will need further work to identify if they are amenable to open pit mining methods.

Future Exploration Programs

At this time, Timmins is not planning any further exploration programs on the San Francisco property due to the low gold price and its decision to place the mine on care and maintenance as of the end of 2016. However, should the price of gold rise, Timmins can revisit both decisions at that time.

While Timmins is not planning any further exploration, Micon did review the work that Timmins conducted to the North of the San Francisco pit, as well as the work conducted on the southwall of the pit during its February, 2016 site visit, and considers that further exploration is warranted in these areas. As always, any proposal for further exploration and budget for the work will be subject to either funding or other matters which may cause a proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

Mineral Resource and Reserve Estimates

Mineral Resource Estimate

The block resource model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of January 1, 2016. The undisturbed pre-mining topographic surfaces are also available in the model.

Since the 2011 update, Timmins has continued to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 4,071 drill holes with 380,031 intervals, amounting to 592,435 m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 13,345 m of drilling from 114 new holes drilled in 2014 and 2015.

Approximately 13% of the sampling intervals are greater than or equal to a 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database.

High grade outlier assays were capped at different gold grades, according to the domains, as with the previous 2013 estimate.

Once Micon had audited and accepted Timmins’s block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco Project was $1,250 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 0.1. They are a combination of the parameters determined by Micon and Timmins, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

The pit shell adopted for reporting resources was estimated at a gold price of $1,200/troy ounce, using the economic parameters summarized in Table 0.1, the drilling database as of November, 2015 and the topographic surface as of January 1, 2016. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 0.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of December 31, 2015.

Table 0.1
Pit Optimization Parameters for the 2015 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	$/t	2.00
	Ore mining cost	$/t	2.00
	Process cost	$/t	3.86
	G & A cost	$/t	1.04
	Gold price	$/oz	1,200
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	62.50
	Gneiss felsic (4)	2.75	62.50
	Granite (5)	2.76	62.50
	Schist (6)	2.75	62.50
	Lamprophrite dike (8)	2.76	62.50
	Pegmatite (10)	2.85	62.50
	Gabbro (11)	2.81	62.50
	Conglomerate (12)	2.00	62.50
	General Recovery		62.50
La Chicharra Mine	Costs
	Waste mining cost	$/t	1.58
	Ore mining cost	$/t	1.58
	Process cost	$/t	3.86
	G & A cost	$/t	1.04
	Gold price	$/oz	1,200
	Rock Densities and Recoveries

Name/code	Density	Recovery %
All Rock (100-500)	2.90	65.00
General Recovery		65.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

For the underground resource estimate a preliminary cut-off grade of 1.5 g/t gold was used. The mineralization can potentially be accessed from the pit walls via adits rather than developing significant underground ramps which will assist in keeping mining costs down and various different scenarios exist for the processing of the mineralization. Further drilling will be necessary to fully define the underground potential at San Francisco.

Micon recommends that Timmins use the December 31, 2015 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco Project (San Francisco and La Chicharra deposits), as this estimate recognizes the use of 0.203 g/t and 0.195 g/t gold as the open pit cut-off grades and 1.50 g/t gold as the underground cut-off grade, as the grades at which the mineralization would meet the parameters for potential economic extraction, as defined by the CIM standards and definitions for resources.

Table 0.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves) ($1,200/oz Gold Price)

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine OP	0.203	Measured	15,932	0.62	319,000
		Indicated	5,916	0.62	119,000

Total Measured & Indicated	21,848	0.62	438,000
Inferred*	523	0.59	10,000
San Francisco Mine UG	1.50	Measured	-	-	-
		Indicated	476	3.48	53,000

		Total Measured & Indicated	476	3.48	53,000
		Inferred*	244	3.50	27,000
La Chicharra Deposit OP	0.195	Measured	9,768	0.51	161,000

		Indicated	2,521	0.50	40,000
		Total Measured & Indicated	12,289	0.51	202,000

Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
		Inferred*	182	0.55	3,000
Total Resources		Measured	25,700	0.58	480,000
		Indicated	8,913	0.74	212,000
		Total Measured & Indicated	34,613	0.62	693,000
		Total Inferred*	949	1.33	41,000

*Inferred resources in this table do not include material outside of the pits limit.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table1.2 have been rounded to reflect that they are estimates.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

Mineral Reserve Estimate

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was $1,100 per ounce.

Mining recovery for the San Francisco and La Chicharra deposits has been estimated at 99%. Micon agrees with the mining recovery as it is based on actual experience at the mine.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

For the purposes of the mine plan at the La Chicharra deposit, Timmins has used the difference between two attributes within the block model to estimate the dilution for the purposes of the reserves. The two attributes of the block model that were used was AuT which is the tonnage and grade of the entire block and AuO, which represents only the tonnage and grade for the mineralized portion of the block. At this time it appears that 46% of the blocks within the La Chicharra model are totally mineralized whereas the remainder are only partially mineralized. Timmins has reviewed the difference between the estimation of the dilution for the December 31, 2015 reserves and the previous reserves for La Chicharra in 2013 and noted that the overall dilution in the 2015 estimate is similar to the 3% used in the 2013 estimation.

An overall average of 5.0% dilution was estimated for the San Francisco deposit.

The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation.

Table 1.3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (December 31, 2015) after Mining Recovery and Dilution ($1,000/oz Gold Price

		Metric tonnes		Contained Gold
PIT	Classification	(x1,000)	Gold g/t	Ounces

	Proven	8,846	0.68	194,000
San Francisco Pit	Probable	2,704	0.68	59,000
	Total	11,550	0.68	253,000
	Proven	6,530	0.54	114,000
La Chicharra Pit	Probable	411	0.52	7,000
	Total	6,940	0.54	120,000
	Proven	15,375	0.62	308,000
Total	Probable	3,115	0.66	66,000
	Total	18,490	0.63	374,000

San Francisco Pit	Stockpile	7,374	0.26	62,000

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table1.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

Operational Data

Production to Date

The San Francisco mine resumed commercial production in April, 2010. Table 0.4 summarizes production from April, 2010 to the end of December, 2015, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Timmins reports that, at December 31, 2015, there was an accumulated stockpile of 8,117 Mt at an average grade of 0.260 g/t gold.

During July, 2011, Timmins tested the expansion of the crushing system to 15,000 t/d and announced that it is quickly reaching this target.

In December, 2012, a new additional 5,000 t/d crushing circuit was installed. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, an expansion was made to this crushing circuit, installing an additional secondary crusher, along with a screen, for a further capacity of 2,000 t/d. Total capacity for the new crushing circuit is 7,000 t/d.

With the original plant equipment and additions mentioned, and some fine tuning currently being carried out, total crushing capacity will run at 22,000 t/d.

Mine Plans and Activities

Production from the La Chicharra deposit began in late 2015. The San Francisco and La Chicharra pits will be mined at the same time.

The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit.

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan.

Timmins provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Table 1.4
San Francisco Project, Timmins Annual Production from April, 2010 to the End of December, 2015 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	10,375	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,031	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,154	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	14,573	16,235	77,858
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	90	19,043	19,858	94,318
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	28,024	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
	October – December	1,934,903	0.824	2,014,968	0.872	56,504	38,784	21,849	34,166	5,307,526	2.32	92	21,032	21,902	82,519
2014	January - March	2,085,582	0.792	2,122,650	0.760	51,838	34,544	26,648	35,413	5,520,468	2.37	90	23,173	23,585	87,712
	April - June	2,061,943	0.699	2,184,316	0.650	45,616	30,007	23,489	32,932	5,810,088	2.38	91	22,659	24,003	90,891
	July – September	1,949,924	0.571	2,213,740	0.504	35,889	23,783	18,800	26,675	6,208,303	3.08	92	21,195	24,062	89,411
	October – December	1,785,811	0.688	2,101,873	0.563	38,078	24,604	16,327	25,007	6,417,044	3.30	92	19,411	22,846	90,886
2015	January - March	1,974,125	0.581	2,074,788	0.532	35,469	21,473	15,309	24,155	5,997,897	2.87	90	21,935	23,053	89,825
	April - June	2,070,769	0.571	2,252,591	0.527	38,176	23,242	13,041	22,869	7,151,798	3.38	91	22,756	24,754	101,868
	July – September	1,946,848	0.549	2,200,292	0.510	36,072	23,010	10,526	23,387	7,000,474	3.57	92	21,161	23,916	97,428
	October – December	1,711,899	0.487	1,921,060	0.458	28,314	18,084	13,151	22,787	6,857,052	4.00	92	18,608	20,881	93,151
Total		36,397,227	0.751	38,397,451	0.713	880,303	574,820	326,935	545,923	122,436,858	2.75	2,101	17,324	18,276	79,463

*Excluding lower grade ore stockpiled.

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Processing

Ore extracted from the pit is transported in 100 t capacity haulage trucks, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 6,000 tonnes.

Two feeders beneath the stockpile deliver the ore onto a conveyor belt which feeds the secondary crushing circuit. The ore is screened and the screen undersize (minus 0.5 inch) reports to the final product, while screen oversize is fed to two parallel secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of three tertiary crushers in parallel operating in closed circuit with screens. The minus 0.5 inch undersize from the screens is delivered to the leach pad. The total crushing capacity is currently 22,000 t/d.

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts between 8 m and 12 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

Timmins has constructed the leach pad and has four different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente). Table 1.5 summarizes the leach pad phases.

Table 1.5
Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine

			Nominal	Capacity
# Phase	Duration	Surface	Capacity	to date	Status

November, 2009 to
1 & 2		36 ha	23 Mt	22 Mt	Releached
November, 2013

November, 2013 to
3		25 ha	16 Mt	15 Mt	On irrigation
August, 2015

4	August, 2015 to date	16 ha	8 Mt	4 Mt	Depositing ore

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The 0.05% sodium cyanide leach solution with a pH of 10.5 to 11, flows downward through the crushed ore dissolving the precious metals. The solution percolates to the bottom of the lift and is collected in the channel that carries the pregnant solution to a storage pond, from which it is pumped to the gold recovery plant. The gold contained in pregnant solution is adsorbed in the carbon columns.

The gold recovery operation comprises two adsorption-desorption-recovery (“ADR”) plants with a total of three parallel sets of carbon columns with a total feed capacity of 1,475 m3/h (6,500 US gpm) of pregnant solution.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Capital and Cash Costs

Capital Expenditures

The San Francisco Project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad, it has now been expanded to 22,000 t/d.

Future capital expenditures over the mine life are outlined in Table 0.6, which summarizes the planned sustaining capital and the planned development capital expenditures. Also, as a consequence of the change in mine life, stripping costs will no longer be capitalized.

Table 1.6
Estimated Capital Expenditures as per the Production Schedule (2016 to 2017)

Description	2016	2017
Sustaining capex	$0.8 M	nil
Deferred strip capex	nil	nil
Development capex	$1.1 M	$0.4 M

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

Cash Costs

Timmins’ projected average cash operating cost per ounce of gold in 2016 is $750 to $850.

Micon has reviewed Timmins’ operating cost forecasts for the life of the San Francisco Project and regards them as reasonable.

Economic Analysis

Since the last Technical Report conducted on the San Francisco Project in December, 2013, TMM has continued to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

Based upon the price of gold in the fourth quarter of 2015, TMM announced that mining operations at the San Francisco mine would continue into the fourth quarter of 2016 at which point the mine would be placed on care and maintenance. However, the heap leach operations would continue into 2017.

Timmins production guidance for the 2016 fiscal year is estimated to range from 75,000 to 85,000 ounces of gold with the cash costs ranging from $750 to $850 per ounce of gold sold. The estimated operating parameters include an average ore throughput of 20-22 kt/d at a processed grade of between 0.58 and 0.62 g/t Au with a strip ratio in the 1.75:1 range. The total 2016 capital expenditures (sustaining and development) are estimated to be approximately $1 to $2 million.

Due to the recent increase in the price of gold, through first quarter 2016, Timmins notes that a sustained higher gold price could have a significant positive impact on the operations at the San Francisco mine. At higher sustained gold prices, the San Francisco mine may not be placed on care and maintenance and operations may continue. However, production rates and detailed mining schedules, etc., would be developed based on the higher gold price at the time and an economic analysis of continuing the operations.

In the possible event of sustained higher gold prices, Timmins may also look to investigate potential underground scenarios, which may supplement the open-pit production. Timmins believes that further delineation drilling for the underground resource is required and would be subject to available funding.

Conclusions and Recommendations

The San Francisco mine commenced commercial production in April, 2010, and by the end of December, 2015, Timmins had sold 545,923 ounces of gold. Between April, 2010 and the end of December, 2015, production at the San Francisco mine has totalled 36,397,227 tonnes at a grade of 0.751 g/t gold. In addition, a total of 8,117,461 tonnes grading 0.260 g/t gold has been placed on a low grade stockpile for potential processing in the future.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining production targets and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base. In Micon’s opinion, further exploration is warranted when precious metal prices improve.

Micon agrees with the general direction of Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that when applicable Timmins continues to conduct exploration on the other areas of mineralization on the property, as well as to the east-southeast of the San Francisco pit, in order to continue to realize the full potential of its property.

2)	Micon recommends that Timmins continues to optimize costs, where applicable in the current precious metal market.

Caballo Blanco Project

The Company acquired 100% of the Caballo Blanco Project from Goldgroup on December 24, 2014 pursuant to the Asset Purchase Agreement (see “General Development of the Business – Three Year History”).

The information under the heading “Post-Acquisition Update” in this Caballo Blanco Project section has been provided by the Company and approved by Taj Singh, a qualified person within the meaning of NI 43-101.

The information under all other headings other than “Post-Acquisition Update” in this Caballo Blanco Project section is derived from the report “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” originally prepared for Goldgroup, and readdressed to the Company on January 28, 2015, with an effective date as of May 7, 2012 (the “Caballo Blanco Report”). The Caballo Blanco Report was prepared by Joseph M. Keane, P.E., Brent C. Bailey, P.E., Jim Cuttle, P.Geo., Gary Giroux, P.Eng., Stephen Taylor, P.E., Dino Pilotto, P.Eng., each a Qualified Person as defined in NI 43-101. The description of the Caballo Blanco Project under such sections is based on assumptions, qualifications, and procedures which are set out only in the full Caballo Blanco Report. Reference should be made to the full text of the Caballo Blanco Report, which has been filed with Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the Securities and Exchange Commission on EDGAR at www.sec.gov. The full text of the Caballo Blanco Report is not incorporated by reference into this AIF.

Readers are reminded that the Caballo Blanco Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment (”PEA”) will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Post-Acquisition Update

The Property and Ownership

The Caballo Blanco Project is currently contained within 13 mineral concessions over 23,694 ha. Title to each such mineral concessions is held by Molimentales, a wholly-owned subsidiary of the Company.

There are no royalties, overrides, back-in rights, payments or other agreements and encumbrances to which the Caballo Blanco Project is subject other than a total 2% NSR royalty payable to two parties. 1.5% is payable to Almaden Minerals Ltd. (“Almaden”), and 0.5% is payable to a local land surveyor that originally discovered the mineralized zones that make up the Caballo Blanco asset.

The concessions are currently classified as Exploration Concessions. The Company requires approval of an Environmental Impact Assessment and associated permits before being granted the Exploitation Concession classification. At this time, the property is currently subject to no environmental liabilities.

The Company owns a majority of the surface rights required to begin mining operations as they have been described in the Caballo Blanco Report. However, the acquisition of additional surface rights will be required prior to beginning operations.

Contemplated Exploration and Development Activities

The Company plans to focus on obtaining permits for the property in the immediate term and then plan subsequent exploration and development activities.

Property Description And Location

The Caballo Blanco Project covers a horizontal surface area of 54,732.4120 ha (547.32 square km) and is centered next to the Gulf of Mexico at Longitude 96 27’ 30” W, Latitude 19 40’ 44” N, or 65 km by paved road north northwest of the city of Veracruz in Veracruz State, Mexico.

The Caballo Blanco Project is an advanced stage open pit, heap leach gold project. The project consists of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone.

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Accessibility

Veracruz is a major port and is well connected with daily flights to Mexico City and other national and international destinations. The property is reached by driving north from Veracruz to Villa Rica, using the Pan American Highway which transects the eastern portion of the claim block. From here a network of dirt roads access most of the current areas of interest. New drill roads have been constructed to support recent drill campaigns, particularly in the Northern Zone areas.

The nearest supply center is Cardel, a town of 20,000 located approximately 30 km south of the Caballo Blanco claim block. The town offers an abundant supply of mining personnel. On the north-eastern edge of the property sits Mexico’s only nuclear power plant at Laguna Verde. Its location allows easy access to the Mexican electrical power grid. Water is relatively abundant in small creeks at elevations below 200 m, throughout most of the year.

A well-organized field office and villa style accommodations house a small crew at the coastal community of Villa Rica.

The topography is semi-rugged with elevations from sea level up to 700 m on the higher mountain tops. The climate is semi-tropical with a distinct rain season from June to November.

Infrastructure

The design of the ancillary facilities is based upon information extracted from the prefeasibility economic evaluation, data provided by third party qualified persons and assumptions. The infrastructure required for the Caballo Blanco project includes; site roads (access and haul roads), electrical power, fuel, lubrication storage and dispensing, explosives storage, reagent storage, warehousing, administration offices, water supply, potable water, sewage, power distribution and telecommunications. There will be no on site camp or accommodation as it is expected that workers will be bused to and from site each day.

Existing Regional Infrastructure

The project area is 65 km northwest of Veracruz in the state of Veracruz Mexico. There is excellent access by paved road to the project area, in addition there is significant electrical infrastructure provided by the nuclear power plant Laguna Verde. Communications are well established in terms of phone lines and high speed internet. Water in the area is generally from local wells, there are no major water reservoirs in the area. Well water is the supply method used by the local population.

History

The first record of gold in the Caballo Blanco claim area dates back to 1995 when Charlie Warren of Whitehorse, Yukon sampled a small quartz vein outcrop in a road cut along the Pan American Highway. He staked several mineral claims to cover what is known today as the Highway Zone.

The property was subsequently optioned to Almaden in 1997 (Minera Gavilán S.A. de C.V.) who staked additional claims to cover the two other areas known as the Central Grid Zone and Northern Zone. Almaden completed a variety of geophysical, geochemical and geological surveys and drilled 17 reverse circulation drill holes in the Central Grid Zone ‘porphyry’ target.

In 2001, Almaden optioned the property to Noranda Inc. (“Noranda”) who drilled nine core holes in the Highway and Central Grid zones and returned the property to Almaden later that year. Results were not encouraging.

In December, 2002, Almaden signed a joint-venture agreement with Comaplex Minerals Corp. (“Comaplex”) proposing to spend US$ 2 million over four years to explore the Caballo Blanco claims. Comaplex carried out a variety of geological work throughout the property, targeting the Central Grid Zone, the Highway Zone and the Northern Zone. From 2004 through 2006 Comaplex drilled ten core holes, and in 2005 discovered wide low grade gold mineralization in drill hole CB05-03 at La Paila in the Northern Zone. Comaplex completed the required expenditures of the joint venture agreement and went on to earn a 60% interest in the property. In February 2007, Almaden purchased Comaplex’s 60% for a cash payment of $1.25 million.

In April 2007 Almaden optioned Caballo Blanco to Canadian Gold Hunter Corp. of Vancouver, B.C (“Gold Hunter”) who in turn completed a variety of surveys and additional drilling in the Northern Zone and Central Grid areas under its Mexican subsidiary, Minera Cardel S.A de C.V. (“Minera Cardel”). From 2007 to 2009, 42 core holes were drilled, with at least 30 holes targeting the new gold area at La Paila discovered by Comaplex in 2005.

In September 2009, Gold Hunter changed its name to NGEx Resources Inc. (“NGEx”) and later in November signed a share purchase agreement allowing Goldgroup to earn a 70% interest in the Caballo Blanco Project.

Pursuant to a memorandum of agreement among Almaden, Goldgroup and NGEx dated February 5, 2010, the area defined in Section 4.0, Table 4.2 of the Caballo Blanco Report was transferred to a new entity (the “El Cobre Joint Venture”) owned 60% by Almaden and 40% by Goldgroup.

In October, 2011 Goldgroup completed the acquisition of the remaining 30% interest in the Caballo Blanco project held by Almaden and transferred to Almaden Goldgroup's remaining 40% interest in the El Cobre property. As at the effective date of the Caballo Blanco Report, Goldgroup owned 100% of the Caballo Blanco Project.

Geologic Setting And Mineralization

Regional Geology

During the visit to the Caballo Blanco Project, the author responsible for the regional geology sections in the Caballo Blanco Report had a limited amount of time to become familiar with geological interpretations of the regional and local geology. As a consequence he relied on summary reports from other sources, specifically summaries and descriptions by Richard Sillitoe (Sillitoe, R.H. 2008) and geologists for Gold Hunter (internal report by, Téliz, F., Hernandez, H., Mehner, D., and Christoffersen, J., 2008). Descriptions from the latter follow:

“The Caballo Blanco project is located at the intersection of the Trans-Mexican Volcanic Belt (at its eastern extremity) and the NNW-SSE trending Eastern Alkaline Province. Regionally the area is located over a tectonic high known as the Teziutlan Massif, which has a Palaeozoic (metamorphic-intrusive0-metasedimentary) basement. This massif divides the Tampico-Misantla Basin and the Veracruz Basin, respectively to the north and south. Such basement underlies marine Mesozoic rocks (Gómez-Tuena, et al., 2003).

The Trans-Mexican Volcanic Belt (TMVB) has been defined as a continental magmatic arc formed by more than 8,000 volcanic edifices and a few intrusive bodies that extends from the Pacific to the Gulf coast in Central Mexico (1,000 km long and up to 230 km wide), with a general E-W orientation. The TMVB is controlled by a complex extensional tectonic regime, whose volcanic products are underlain by basements with widely different ages, compositions and thicknesses. Calc-alkaline and alkaline rocks are distributed all along the TMVB; however alkaline rocks (Na-K) tend to be more abundant at both the west and east ends of the TMVB (Orozco-Esquivel, et al., 2007).

The evolution of the TMVB is considered to be related to the reorientation of the magmatic arc and directly associated with the change in the general composition from felsic (Sierra Madre Occidental) to intermediate and mafic. This change has been considered as being related to the re-organization of the subduction system associated with large-scale tectonism during the early Miocene. In the middle Miocene (17-12 Ma), the volcanic arc extended to the east, to the coast of the Gulf of México (Ferrari, et al., 1999).

The Eastern Alkaline Province (EAP) was considered as an independent Cenozoic magmatic province with alkaline rocks, related to extensional faulting parallel to the Gulf of México coast, extending from the state of Tamaulipas in the north southward to the Los Tuxtlas Range in the State of Veracruz (Demant and Robin, 1975 in Orozco-Esquivel, et al., 2007). Originally, the EAP was interpreted as a progressively southward migration of alkaline volcanism from the Oligocene-Eocene in Tamaulipas to the Quaternary in Los Tuxtlas. However, based on recent data (dating and geochemistry), such kind of migration model is not likely nor is the mafic volcanism in Tamaulipas considered to be directly linked to magmatism in the Caballo Blanco area. Based on new data (Orozco-Esquivel, et al., 2007), the volcanism near the Caballo Blanco project area is linked to the evolution of the TMVB and not really to intra-plate tectonism of the EAP. Several geological episodes have been distinguished during the time evolution of the TMV B (Orozco Esquivel, et al., 2007 and Ferrari, et al., 2005). These episodes are well represented around the Caballo Blanco Project:

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Middle to late Miocene episode: This stage is defined by the emplacement of plutonic and sub- volcanic bodies of gabbroic to dioritic, calc-alkaline composition (15-11 Ma), with an adakitic geochemical signature (implying partial fusion of a subducted slab during a period of sub-horizontal to shallow-dipping subduction) (Gomez-Tuena, et al., 2003). In this way, the earliest magmatic activity around the Caballo Blanco project was strongly influenced by melting of the subducted oceanic crust. At the end of the adakitic period, there followed a regional uplift, correlated to an episode of sub-volcanic and intrusion emplacement (Gomez-Tuena, et al., 2003).

The intrusive rocks are described as micro-porphyritic to microcrystalline (hypabyssal), found with sulfides, propyllitic alteration and normally cut by mafic dikes. These rocks have been dated as 17 Ma (Laguna Verde microdiorite, NE corner of the property), 14.6 Ma (Plan de las Hayas, north of the project) and 13-11 Ma (El Limón, western edge of the property) for some gabbros. This initial phase of magmatism in the area resulted in some products being emplaced to the east within the present Gulf of Mexico (Ferrari, et al., 2005).

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Late Miocene episode: Mafic volcanic rocks were emplaced as fissure basaltic flows, commonly forming plateaus or mesas, with ages reported in the area between 7.5 to 6.5 Ma (López-Infanzón, 1991; Ferrari et al., 2005). Intermediate, sub-alkaline, subduction-related volcanism changed at about 7.5 Ma to mafic alkaline volcanism in the area (Chiconquiaco– Palma Sola volcanic fields to the north of Caballo Blanco). Such an abrupt change in the nature of the volcanism has been ascribed to a sudden change in the magma source (Orozco-Esquivel, et al., 2007).

An unconformity, associated with several tens of meters of volcaniclastic rocks is reported between the Middle to late Miocene intrusions and late Miocene lava flows. Dating done by Cantagrel and Robin (1979) (in Gómez-Tuena, 2007) has reported ages of 6.5 Ma and 7.5 Ma for dacite domes in Cerro Metates (eastern part of the property) and Cerro Cantera (SE zone of the claim block). A dioritic intrusion has been dated as 7.3 Ma (Zempoala, 20 km to the south of the property). This intrusion is considered as hypabyssal magmatism, the time equivalent to the basaltic plateau volcanism in the area (Ferrari, et al., 2005).

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Early–Late Pliocene bimodal volcanism episode: The magmatic products around the Caballo Blanco area derive from the partial fusion of a relatively deeper mantle with the geochemical signature of an enriched mantle wedge (Orozco-Esquivel, et al., 2007). Ages of 4.0 and 3.1 Ma were obtained for plateau basalt to the north of the property (Plan de Hayas). A few kilometers to the south of the property (Actopan and Alto Lucero), highly potassic younger volcanic rocks overlying the plateau succession have been dated at 2.24 to 1.97 Ma. d) Late Pliocene to Quaternary episode: Basaltic to andesitic volcanic products of alkaline composition occur in the Palma Sola region (north edge of the Caballo Blanco Project). The most recent volcanic rocks do not show signs of the subducted oceanic crust but have been influenced by contamination with the local continental crust (Orozco-Esquivel, et al., 2007). Quaternary volcanic rocks reach a thickness of up to 800 meters (to the west of the property area), abruptly thinning to the east to tens of meters in the coastal zone (Ferrari, et al., 2005)”.

Property Geology

The Caballo Blanco Project lies at the eastern end of the Trans Mexican Volcanic Belt and is underlain by sub-aerial basalts, andesites and diorite dykes of Miocene age that are in turn covered by a sequence of felsic quartz tuffs, andesitic ‘dome’ complexes, volcaniclastics and younger intrusive dacitic plugs. Capping the volcanic package are Pliocene alkaline basalt flows that are commonly well preserved as small flat highland plateaus.

At least two large areas of epithermal precious metal occur within the current Caballo Blanco Project, referred to as the Northern Zone and Highway Zone. Mineralization is confined to altered varieties of upper Miocene andesitic domes and dacitic intrusives.

Northern Zone High-Sulphidation Epithermal Gold Target

Geological mapping, rock chip sampling, geophysical surveying and core drilling have identified a large area of silica and associated silica clay alteration within an andesitic dome complex along the northern portion of the property. Altered feldspar andesites that host gold mineralization are spread over an area of 5 by 4 km and occur in close association to a prominent magnetic ring structure with at least five prominent silica caps forming distinct 600 m high hilltops. Rock exposures in these areas include mixtures and overprints of classic vuggy, brecciated and or massive silica with associated and flanking haloes of advanced argillic to argillic alteration. These diverse clay alteration zones have been identified and mapped in part using a TerraSpec® spectrometer. Drill testing at three of these ‘silica cap’ features, La Paila, Bandera and La Cruz, suggest that acid leaching from hydrothermal fluids extend to depths of over 300 m. The Red Valley target lies at lower elevations on the outside fringe of the circular ring feature and has been identified with soil geochemistry.

Gold mineralization at La Paila is very fine and occurs within vuggy and brecciated silica alteration of the original andesitic flows and domes. The resource is clean and has little if any mercury or arsenic signatures. Drill core intervals contain significant gold mineralization with assays up to 2.19 g/t gold over 89.91 m.

Highway Zone High-Sulphidation Epithermal Gold Target

This area is roughly 3 km by 4 km in size and is located along the eastern edge of the Caballo Blanco Project where road cuts for the Pan American Highway first exposed strong argillic alteration and small quartz veins that form part of the original discovery in 1995.

Alteration of the local dacitic tuffs and volcaniclastic host rock is very similar to the Northern Zone, located approximately 10 km to the north northwest. Various geophysical and geochemical surveys suggest that high resistivity anomalies combined with extensive silica and silica-clay alteration coincide with the inner ‘haloes’ of a high-sulphidation epithermal system.

Several areas of vuggy silica alteration have been identified by geophysical and geological means in the southern area of the Highway Zone however the area is large and remains a valid exploration target for the future. Encouraging drill core assays from a hole collared in ‘flanking’ clay alteration zones intersected several gold bearing zones grading up to 1.42 g/t gold over six m at the bottom of the hole. Examples like these and other isolated resistivity anomalies approximately two km to the north of this drilling suggest significant potential remains open for additional work.

Property Mineralization and Alteration

In the Northern Zone and Highway Zone, gold mineralization is associated with vuggy silica breccia surrounded by large and distinct haloes of various mixtures of clay alteration including alunite, dickite, and pyrophylite. The elongate and silicified gold rich mineralization at La Paila likely formed from fluid rising along a north trending fault structure well above a deeper intrusive ‘heat source’. It is interesting that similar silica and clay alteration zones and or soil anomalies have been recognized at La Cruz, Red Valley and Highway Zone, all of which lie along a north-south linear trend greater than nine km in length.

Deposit Types

The Caballo Blanco Project and Almaden’s neighboring El Cobre property includes at least two distinct deposit types, defined as high-sulphidation epithermal gold and porphyry copper gold respectively. The Central Grid Zone (Porphyry) is located to the south of the Caballo Blanco Project and was part of the El Cobre Joint Venture between Almaden and Goldgroup before Goldgroup transferred its 40% remaining interest back to Almaden.

Exploration

Work on the original Caballo Blanco Project had outlined at least three large areas of interest since the initial discovery of gold at the Highway Zone in 1995. In the north and central part of the property, two large areas of high-sulphidation epithermal alteration have been discovered, locally named the Northern Zone (4 by 5 km in area) and the Highway Zone (4 by 2 km in area). In the southwest of the property, which, as of the date of the Caballo Blanco Report, was not part of Goldgroup's claim holdings, the Central Grid area hosts what appear to be at least two porphyry copper-gold prospects (Pedrero, Porvenir). These two porphyry prospects likely formed similar ‘high level’ argillic and silicic haloes and caps to the Northern and Highway zones. The degree of erosion here is deeper, and likely reveals the underlying porphyry intrusive plugs with stock-work copper-gold mineralization and associated alteration in the host rock.

From 1995 to 2005 Almaden, Noranda and Comaplex (all through Minera Gavilán S.A. de C.V. (“Minera Gavilán”)) conducted a variety of surveys including an airborne magnetic / radiometric survey in 1997 (by Aerodat), extensive geochemical soil and rock sampling, induced polarization resistivity and chargeability (by Marc Beaupre Geophysics) and detailed geological mapping surveys (in house consultants). Follow up on anomalies developed from these surveys led to the drilling of 34 holes (6446 m) in all three areas described above. Contractors for this drilling were Minera Gavilán and Energold de Mexico.

More recently from 2006 to 2009 Canadian Gold Hunter through Minera Cardel completed an aerial photographic survey on the northern two-thirds of the Caballo Blanco Project and during 2008, the geophysics department of the Servicio Geológico de Mexico (SGM) completed a helicopter-borne magnetic and radiometric survey (60 m instrument terrain clearance) over the northern half of the property. The survey overlapped by three km an earlier airborne magnetic, and radiometric survey completed by Aerodat over the southern half of the claims from 1997. Minera Cardel continued to collect soil and rock samples and also improve upon previous geological mapping that now covers most of the property area.

New road construction was completed to gain access to Cerro La Paila as well as the northern portion of the Central Grid Zone to support on-going ground surveys and drilling and up-grading old roads to access El Porvenir area. Minera Cardel drilled a total of 42 core holes, concentrating primarily on testing for epithermal gold mineralization at La Paila, Bandera and La Cruz areas in the Northern Zone as well as testing for porphyry mineralization 12 km to the southwest at Pedrero and Porvenir areas in the Central Grid Zone. Drill contractors included Minera Gavilán, Energold de Mexico and Major Drilling de Mexico.

Since the last NI 43-101 report by Cuttle and Giroux in March 2010 Goldgroup has drilled an additional 142 holes (19 RC, 123 core), including holes 10CBRC-43 through 11CBN-184. Goldgroup has also completed detailed three dimensional induced polarization (IP) surveys as infill and extensions to previous surveys previously completed by Almaden and Comaplex and at the time of the Caballo Blanco Report has driven a 123 m long 3 m by 3 m underground access route into the north central portion of the La Paila mineralized body.

The complete database since 1995 is summarized in point form below:

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Stream Sediments - 308 stream sediment samples have been collected sporadically on the property and each analyzed for gold by fire assay and 41 additional elements by ICP methods. Results show 66 samples are above the 80 percentile threshold of 8 ppb gold with a range up to a high of 205 ppb gold. The anomalous zones are generally confined to the three areas (Northern, Highway, and Central Grid Zones) but also include two other areas, one 4 km southwest of Bandera (Northern Zone) and 2.3 km west of Pedrero (Central Grid Zone) as seen in Fig. 17 in Cuttle and Giroux, 2010.

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Rocks – 2,441 rock grab samples have been taken from many surface locations throughout the property, however most come from the Northern, Highway and Central Grid Zones. Approximately 492 samples (20%) are above the 80 percentile of 88 ppb gold and many of these general areas; particularly along east trending ridges at La Paila that are indicative of low grade epithermal mineralization (0.5 to 1.5 g/t gold) have yet to be drill tested. Other isolated and higher grade gold samples (up to 14.6 g/t gold) occur outside the three main areas of interest and are located two and four km southwest of Bandera and four km south of the Highway Zone (refer to Fig. 17 and Fig. 21 in Cuttle and Giroux, 2010).

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Soils – 8,578 soil samples have been collected over 3 general areas in the Northern Zone, Highway Zone and the Central Grid Zone, covering a total of over 52 square km. All samples were analyzed by fire assay for gold and 41 additional elements by ICP methods. The grid spacing is dominantly 200 m by 50 m however local infill sampling has improved grid density in specific interest areas to 100 m by 50 m and 5 0m by 50 m spacing. Geochemically positive correlation from soils over the high sulphidation epithermal prospects in the Northern and Highway Zones includes Ag, As, Bi, Sb, Pb and lesser Mo, Sn. In the porphyry environment of the Central Grid Zone, Au, Cu, Mo, Pb, Zn, and Sn. Results for gold in soils identify several anomalous areas that have in some but not all cases been followed up by drill testing. Several local anomalies above an 80 percentile threshold of 22 ppb gold remain valid exploration targets. Strong acid soil PH anomalies are located one km west of La Paila and may be indicative of acid leaching from an undiscovered or blind epithermal system (refer to Fig. 16 in Cuttle and Giroux, 2010).

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Geophysics – 90% of the property has been covered with two stages of airborne magnetics, and radiometrics with flight line spacing of 200 m. On the ground, approximately 34 square km of area (Northern Zone, Highway Zone and Central Grid Zone) has been surveyed with IP resistivity and chargeability on a grid line spacing of generally 200 m. Local step outs on 400 m spaced lines and infill spaced lines at 100 m isolate some areas of interest or known gold mineralization. It is reasonable to suggest with the large volumes of silica alteration and associated gold mineralization in a deeply oxidized environment such as La Paila in the Northern Zone, high resistivity anomalies have been instrumental in defining specific drill targets. Deeper un-oxidized rocks that contain primary sulfide and possible higher grade gold feeder zones may be represented by chargeability high anomalies underlying resistivity high anomalies found closer to surface (refer to Fig. 18 in Cuttle and Giroux, 2010).

In 2010, Goldgroup contracted SJ Geophysics to complete approximately 100 line km of 3D IP over the Northern Zone and Highway Zone at Caballo Blanco. The surveys were completed on 100 m and 200 m line separation. Modeling of the resistivity and chargeability data has since helped refine new and improved targets for further drill testing.

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Lithogeochemistry - 1065 surface rock specimens have been collected and analyzed for clay alteration products using a company owned Terra Spec® spectrometer. These data are critical in defining distinct alteration haloes around mineralization and will help to vector exploration targets in the future.

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Drilling - Since the discovery of gold at Caballo Blanco (Northern Zone and Highway Zone) 181 core holes and 36 RC holes have been drilled, including the neighboring Central Grid Zone which, as of October 2011, is owned 100% by Almaden Minerals. Due to small open cavities and intense alteration and oxidation to at least 300 m, reverse circulation RC drilling and diamond drilling at Caballo Blanco was at times problematic and consequently several holes were either lost, had poor recovery, or never attained their projected depths. When comparing the two drilling methods, diamond drill core recoveries were consistently higher. The author responsible for this section of the Caballo Blanco Report believes that the many methods of collecting and presenting the historical data obtained by various companies since 1995 have been thorough and of high caliber.

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Underground Development - As of January 4, 2012 Goldgroup had driven a 123 m long 3 m by 3 m underground access drift into the north central portion of the La Paila mineralized body. This is a portion of the planned underground development which is designed to give more detailed geological information on mineralization controls and also to provide more material for large ongoing column leach tests. At the time of Cuttle's visit, the walls of this new underground access had been chip sampled, however assay results for these samples and corresponding geological mapping were not complete.

Drilling

Since the discovery of gold at the Caballo Blanco Project (Northern Zone and Highway Zone), 181 core holes and 36 RC holes have been drilled. This includes the neighboring Central Grid Zone which is part of the El Cobre project sold by Goldgroup to Almaden Minerals.

Due to small open cavities and intense alteration and oxidation to at least 300 m, drilling has been at times problematic and consequently several drill holes were either lost or never attained their projected depths. However, drill core recovery is generally good (80%+) and the authors of the Caballo Blanco Report believe that the many methods of collecting and presenting the historical data obtained by various companies since 1995 have been thorough and of high caliber.

Previous drill testing throughout the Caballo Blanco Project has identified many areas with gold mineralization, however the La Paila prospect in the Northern Zone, among other areas, is considered the most significant area of gold mineralization found to date and is detailed below. Descriptions of other mineralized locations are described in the previous NI 43-101 report by Cuttle and Giroux, 2010.

Pre 2010 Drilling - La Paila

Besides the mineralized rock chip samples and extensive alteration assemblages found on the top and along the upper slopes of Cerro La Paila, the first real significant gold mineralization associated with this alteration was intersected in drill hole CB05-03 by Comaplex in 2005. The discovery hole cut 58 m grading 1.772 g/t gold and is located at relatively shallow depths along the north end of an irregular northerly trending body of vuggy silica breccia.

Holes were drilled, targeting the extents of the low-grade bulk mineable gold at La Paila. These drill holes were collared along 50 and 100 m sections extending over a horizontal distance of 800 m to the north, 280 m east and extend to vertical depths of 200 m above sea level. The principal unit hosting the gold mineralization outcrops at surface in the north ends of the property and may plunge gently to the south. It is not clear however if this perceived plunge of the gold zone at La Paila is the direct result of local block faulting or subject to insufficient drill data. True widths were not calculated for any composites at Caballo Blanco.

Goldgroup Drilling - 2010/2011

In 2010/2011 Goldgroup targeted seven specific areas within the Northern Zone of the Caballo Blanco Project. The Caballo Blanco Report includes maps that locate and identify 142 holes new holes (10CBRC-43 to 11CBN¬184). Three additional holes were drilled at La Paila (11CBN-185 to 187); however assays for these holes as well as holes 11CBN-179 to 11CBN-181 and 11CBN-183 had not been received and are not included in resource estimations by Giroux at the time of writing the Caballo Blanco Report.

Areas drilled in 2010/2011 by Goldgroup (holes 10CBRC-43 to 11CBN 184)
Zone	Area	Total Meterage	Holes
Northern	La Paila	33459.63	130
Northern	Bandera N/S	1022	4
Northern	Las Cuevas SW	612.1	2
Northern	Red Valley	612.1	3
Northern	Cerro Blanco	250.5	2
Northern	Las Cuevas	600	1
		36556.33	142

The 2010/2011 drill program commenced with a RC percussion rig contracted from Layne Drilling in Hermosillo. Hard abrasive conditions and intense fracturing encountered in the siliceous alteration lead to very poor sample recoveries of less than 50%, in the mineralized assemblage. The RC program was abandoned after 19 holes due to the poor recoveries and the inability to complete holes to their target depths because of the difficult drilling conditions.

The program was changed to all diamond core with two rigs, one supplied by Corebeil and the other by Landdrill. As the program progressed another rig was added by Corebeil and two more by Landdrill bringing the total to 5 machines in July of 2011, for the remainder of the program. All of the original 14 RC holes drilled at La Paila were later twinned with diamond core and a table of comparative results is shown in Table 10.2 of the Caballo Blanco Report. None of the RC drill holes have been included in the resource estimation.

All diamond drill holes were collared with either PQ or HQ size rods and reduced from there to HQ or NQ as drilling conditions dictated. The majority of the core is HQ size. A total of 117 core holes were completed at La Paila (10 CBN 54, 61 and 11 CBN 68-88, 90, 91, 93-102, 104, 105 and 107-184). All drill holes were surveyed using a Reflex EZ shot.

The 2010/2011 drill program continued to identify the extents of the low-grade bulk mineable gold at La Paila and other areas in the Northern Zone The drill holes at La Paila were collared along 50 and 100 m sections extending over a horizontal distance of 900 m to the north, 380 m east and extend to vertical depths of close to 100 m above sea level.

A variety of geophysical, geochemical and geological surveys continue to be extremely useful in identifying drill targets in and around the Northern Zone; most importantly airborne magnetic, IP resistivity high anomalies, clay alteration haloes identified by a TerraSpec® spectrometer, location of mineralized surface rock geochemistry and detailed geological and structural mapping. These surveys have not only been used successfully to outline a classic zonation of clay minerals representative of a large epithermal system but they have most importantly been useful in defining zones of silica flooding and associated gold mineralization. These surveys should remain principle exploration tools for future work at Caballo Blanco.

Table 10.3 of the Caballo Blanco Report lists all drill hole data collected by Goldgroup in 2010 and 2011 from seven different areas of the Northern Zone. These collar locations include 19 RC holes and 123 diamond drill holes for a total of 36,556 m of drilling. None of the 19 RC drill holes have been included in the resource estimation due to low recovery.

Sample Preparation, Analysis and Security

Prior to the Goldgroup 2010/2011 drill program, at least four different companies have completed drill programs at Caballo Blanco. Early RC drilling by Almaden (through Minera Gavilán in 1998 concentrated on the Central Zone ‘Porphyry’ target, and in 2002, Noranda and Almaden drilled nine holes in the Central Grid and Highway Zones. More recently, Comaplex and Gold Hunter (through Minera Cardel) completed an additional 52 core holes, principally targeting the Northern Zone area at or near La Paila and to a lesser extent at the Central Grid and Highway Zones in the central and southern part of the claims.

Sampling methods used by Canadian Gold Hunter (Minera Cardel) geologists on 32 of the 38 drill holes in the Northern Zone are described in the following paragraph. Sampling methods by Comaplex for the other six holes in the Northern Zone are unknown at this time; however check assays by Minera Cardel on mineralized core intercepts from three of these core holes suggest no significant differences in assay results.

Sample Preparation and Analysis - 2009

The core samples were sent to ALS Chemex preparation lab in Guadalajara, Mexico where they were dried and crushed to minus 150 mesh and the pulps were then air couriered to ALS Chemex Laboratories in North Vancouver, BC, Canada (ISO 17025 accredited). Each were then dissolved in an aqua regia leach and analyzed for gold by fire assay methods and 35 other trace elements by ICP - MS methods (inductively coupled plasma with mass spectroscopy).

Quality Assurance / Quality Control (QA/QC) - 2009

The three different standard reference materials used in this drilling campaign were purchased from CDN Resource Laboratories Ltd. in Vancouver, Canada by Minera Cardel. Control charts suggest most all of the assay data on these three different standards fall within two standard deviation of the norm. Specific outliers exist just outside 2SD, however these are not considered influential to the overall data package.

•	Standard P1 - 6% or 3 samples out of 49 - above / below 2SD

•	Standard 3C - 4% or 2 samples out of 48 - above / below 2SD

•	Standard P7A - 4% or 2 samples out of 46 - above / below 2SD

Source material for the 48 blanks inserted into the assays in the Northern Zone comes from two locations. Inserts into assay shipments for drill holes CB06-01 to CB-06-03 and 07CBN-01 to 08CBN-05 used local blank gravel and inserts for holes 08CBN-06 to 09CBN-042 used previously drilled core from barren andesite in the Northern Zone. Exact location and the average reference analysis of the barren andesite inserts and local gravels are unknown; however assay data on the blanks generally vary from minimum detection of less than 5 ppb of gold to 44 ppb gold with 3 samples above two standard deviation of 31 ppb gold. The authors of the Caballo Blanco Report do not considered these outliers to be problematic.

Although three outlier samples from 141 duplicates show abnormal results, the duplicate assaying program reflects an acceptable degree of correlation. The author responsible for this section of the Caballo Blanco Report believes sample preparation, security and general analytical procedures to be adequate for the core drilling at Caballo Blanco. A list of relevant composite intervals from core drilling at La Paila is itemized in Appendix V of the Caballo Blanco Report. True widths were unknown.

Sample Security - 2009

A variety of HQ, NQ and / or BQ size drill core was delivered daily from the drill rig to Goldgroup’s on-site core logging and storage facility near the small community of Arroyo Agrio in the north-eastern part of the claim block. Geotechnical and geological data was then recorded by company geologists, including recovery, specific gravity, rock quality designation (RQD), alteration defined by spectrometer readings and specific geological rock type. Core samples were selected and marked by the same geologists, with company technicians later using a diamond saw to half the core and secure each half sample with self-locking clips. Sample lengths varied generally from 1 to 3 m long and up to 6 m in length and were chosen primarily along on recognized alteration or lithological boundaries. Three different standard reference samples, as well as locally derived ‘blank’ material and core duplicates were inserted into each lab shipment in regular frequency; generally a different standard reference material every 20 samples, a blank every 80 samples and core duplicates every 20 to 30 samples. A complete library of split core remains protected inside a fenced compound near the small village of Arroyo Agrio.

Sample Preparation and Analysis - 2010/1011

During the 2010/2011 drilling campaign conducted by Goldgroup samples of half core and riffle split RC percussion chips from drill holes 10CBRC43 to 11CBN113 were collected from site by Inspectorate and taken to their Durango preparation facility where they were dried, crushed and a 250g split was pulverized to -75 microns. The rejects were returned to site while the pulps were air couriered to Inspectorate’s Richmond, BC, Canada facility and analyzed for gold by fire assay with Atomic Absorption (AA) finish. In addition, a 30 element Inductively Coupled Plasma (ICP) analysis (aqua regia digest) was conducted on all samples.

Samples of half core from drill holes 11CBN114 to 11CBN184 were collected from site by ALS Global and taken to their Guadalajara preparation facility where they were dried, crushed and a 250 g split was pulverized to minus 75 microns. The rejects were returned to site while the pulps were air couriered to their Vancouver facility and analyzed for gold by fire assay with AAS finish. In addition, a 35 element ICP analysis was conducted on all samples.

Quality Assurance -Quality Control (QA-QC) - 2010/2011

The three different standard reference materials used in this drilling campaign were prepared by CDN Resource Laboratories Ltd. in Vancouver, Canada from mineralized material from the La Paila deposit supplied by Minera Cardel. Control charts suggest most all of the assay data on these three different standards fall within two standard deviation of the norm. Specific outliers exist outside 2SD, however these are not considered influential to the overall data package.

•	Standard GS-1E -2% or 3 samples out of 163 - above / below 2SD

•	Standard GS-P8 - 2% or 3 samples out of 161 - above / below 2SD

•	Standard CGH-1 -1% or 2 samples out of 167 - above / below 2SD

One standard, one blank or one duplicate was inserted per group of 10 samples sent to the laboratory.

Sample Security - 2010/2011

A variety of HQ and/or NQ size drill core was delivered daily from the drill rig to Goldgroup’s on-site core logging and storage facility near the small community of Arroyo Agrio in the north-eastern part of the claim block. Geotechnical and geological data were then recorded by company geologists, including recovery, specific gravity, rock quality designation (RQD), alteration defined by spectrometer readings and specific geological rock type.

Core samples were selected and marked by the same geologists, with company technicians later using a diamond saw to halve the core and secure each half sample with self-locking clips. Sample lengths varied generally from 1 to 3 m long and up to 6 m in length and were chosen primarily along on recognized alteration or lithological boundaries. The samples were sealed and shipped via ALS Global to ALS Chemex Preparation Laboratories in Guadalajara (holes 11CBN114 to 11CBN184) or picked up by Inspectorate Labs and driven to their preparation laboratories in Durango State (holes 10CBRC43 to 11CBN113).

The opinion of the author responsible for this section of the Caballo Blanco Report is that sample preparation, security and analytical procedures are adequate and have been completed to industry standard.

Data Verification

One of the authors of the Caballo Blanco Report completed an on-site field visit to the Caballo Blanco Project area was from November 1 to November 3, 2009. During the field visit the author was able to collect rock and drill core samples from La Paila (Northern Zone), verify drill hole collar locations as well as visit the core logging / storage facilities near Arroyo Agrio and the geological field offices at Villa Rica. The author did not visit the Highway and Central zones on the Caballo Blanco Project.

Five rock samples were collected by the author, one rock chip sample from surface exposure of the gold zone at La Paila and four rock samples from mineralized intervals in four drill holes at La Paila. The rocks were later hand delivered to Acme Labs of Vancouver for analysis (ISO 9001:2008 accredited).

The five check assays show good correlation to previous assays obtained by Canadian Gold Hunter (Minera Cardel) and the author verifies that gold mineralization does exist at ‘point’ locations in drill core and surface exposures at the La Paila Area. No other samples were taken by the author outside the La Paila area at the Caballo Blanco Project.

The author visited the Caballo Blanco Project a second time on January 6, 2012 in the company of Kevin Sullivan, VP Exploration of Goldgroup. During the field trip the author was able to visit the La Paila prospect in the Northern Zone and verify new drill hole collar locations as well as visit Goldgroup's core logging / storage facilities and column leach pads near Arroyo Agrio, and the geological field offices at Villa Rica. No additional samples were taken during this site visit, however the author was able to verify that exploration work and drill testing at La Paila was ongoing by Goldgroup.

In the opinion of the authors of the Caballo Blanco Report the data base provided is adequate to estimate a resource and is up to industry standards.

Mineral Resource Estimates

The basis of this study is the mineral resource estimate by Gary Giroux of Giroux Consultants contained in the NI 43-101 Technical Report compiled by Cuttle and Giroux in February 2012. The resource estimate is based on the constraints of a geological solid surrounding the mineralized sections of a silica breccia. It follows up an initial estimate completed by Cuttle and Giroux, March 2010. The resource estimate is based on 145 diamond drill holes completed since the discovery of the La Paila mineralized zone. The drill hole density is not sufficient to establish any blocks in the measured category and all blocks are considered either indicated or inferred. Below is the resource available if one could mine to the limits of the mineralized solid. It includes no edge dilution. Estimations using a cut-off of 0.2 g/t gold can be separated into the following categories for La Paila:

Mineral Resources (1)
	Tonnes	Metal Grade		Contained Metal
	(M tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Indicated Mineral Resources(2)	28.9	0.62	2.32	575,000	2,150,000
Inferred Mineral Resources (2)	24.0	0.54	2.50	419,000	1,930,000

(1)          As reported by Goldgroup in the Caballo Blanco Report, subject to rounding. The Caballo Blanco Report is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the Caballo Blanco Report will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)          As disclosed in the Caballo Blanco Report, mineral resources were estimated using cut-off grade of 0.20 g/t.

The authors of the Caballo Blanco Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political factors that could materially affect this mineral resource estimate.

Mining Operations

Mining Operations

It is proposed that the La Paila deposit is amenable to be developed as an open pit mine. Mining of the deposit is planned to produce a total of 49.3 million tonnes (“Mt”) of heap leach feed and 81.8 Mt of waste (1.7:1 overall strip ratio) over a seven and a half year mine operating life. The current life of mine (“LOM”) plan focuses on achieving consistent heap leach feed production rates, mining of higher grade material early in schedule, and balancing grade and strip ratios.

Mine design for the La Paila deposit commenced with the development of a NSR model. The model included estimates of metal prices, exchange rate, mining dilution, leach recovery, smelting and refining payables and costs, freight and marketing costs and royalties (see the table below). The NSR model was based on a 20 m x 20 m x 5 m block size.

NSR Parameters used in the Whittle Optimization Model
Item	Unit	Assumptions
Metal Prices
Gold	$/oz	1,150
Silver	$/oz	21.00
Recovery to Doré

NSR Parameters used in the Whittle Optimization Model
Item	Unit	Assumptions
Silver	%	30%
Gold	%	80%
Smelter Payables
Gold in doré	%	99.9%
Gold deduction in doré	g/t in conc	0.0%
Silver in doré	%	98.0%
Silver deduction in doré	g/t in conc	0.0%
Off-site costs
Au refining/transportation charge	$/oz pay Au	5.50
Ag refining/transportation charge	$/oz pay Ag	-
Other Parameters
Grade factor	%	90%
Royalties	%	1.90%
Operating Costs
Waste mining Cost	$/waste tonne	$1.60
Resource material Mining Cost	$/tonne	$2.40
G&A/Sustaining Cost	$/milled tonne	$0.80
Heap Leach Processing Cost	$/milled tonne	$2.24
CostP		$3.04
Pit Slope Angels w/ramps	overallº	40
Heap Leach Processing rate	t/day leached	20,000
Heap Leach Processing rate	Mt/yr leached	7.00
Discount Rate	%	8%

Gemcom Whittle™ - Strategic Mine Planning™ (“Whittle™”) software was then used to determine the optimal mining shell with an assumed preliminary overall slope angle of 40 degrees. Preliminary phases were selected and preliminary mine planning and scheduling was then conducted on these selected optimal shells. The mineable resources for the La Paila deposit are presented in the table below.

Indicated and inferred resources were used in the LOM plan, with inferred resources representing approximately 40% of the material planned to be processed.

Resources Planned to be Extracted in the LOM Plan
Description	Unit	Caballo PEA 2012
Diluted Mineralized Tonnage	(Mt)	49.3
Mine Life	(yrs)	7.5
Diluted Grades
Gold	(g/t)	0.54
Silver	(g/t)	2.31
Contained Metal
Gold	(koz)	854
Silver	(koz)	3,667
Recovered Metal
Gold	(koz)	683

Resources Planned to be Extracted in the LOM Plan
Description	Unit	Caballo PEA 2012
Silver	(koz)	1,100
Waste Tonnage	(Mt)	81.8
Total Tonnage	(Mt)	131.1
Total Material Mined (avg.)	(t/day)	45,000
Strip Ratio	(t:t)	1.66

Mine Production Schedule

The mining sequence was divided into a number of stages designed to maximize grade, reduce pre-stripping requirements in the early years and maintain the heap leach at full production capacity. The mining is envisioned to be undertaken by a mining contractor. The LOM production schedule is shown in the following table:

LOM Production Schedule
Item	Unit	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Diluted Mineralized Tonnage	(Mt)	49.3	4.3	7.0	7.0	7.0	7.0	7.0	7.0	3.0
Diluted Grades
Gold	(g/t)	0.54	0.55	0.55	0.51	0.53	0.55	0.53	0.52	0.61
Silver	(g/t)	2.31	2.42	3.04	2.53	2.87	2.25	1.76	1.76	1.39
Contained Metal
Gold	(koz)	853	76	124	115	119	124	119	117	58
Silver	(koz)	3,664	336	683	569	645	506	396	395	133
Recovered Metal
Gold	(koz)	682	61	99	92	95	99	96	94	47
Silver	(koz)	1,099	101	205	171	193	152	119	119	40
Waste Tonnage	(Mt)	82.0	2.1	9.0	15.3	10.3	10.9	18.0	13.7	2.7
Total Tonnage	(Mt)	131.3	6.4	16.0	22.3	17.3	17.9	25.0	20.7	5.6
Strip Ratio	(t:t)	1.7	0.5	1.3	2.2	1.5	1.6	2.6	2.0	0.9
Avg. Material Mined	(t/day)	45,00 0	18,000	44,000	61,000	47,000	49,000	68,000	57,000	15,000

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. Mineral reserves can only be estimated as a result of an economic evaluation as part of a preliminary feasibility study or a feasibility study of a mineral project. Accordingly, at the present level of development there are no mineral reserves at the Caballo Blanco Project.

Mineral Processing and Metallurgical Testing

The calculated gold extraction from each cell under leach, assuming the sample used accurately reflects the resource, is 81%. Analysis was based on data provided by Minera Cardel. Extraction curves were calculated from column data where adequate particle distributions were available.

Selection of secondary open-circuit crushing was based on initial run-of-mine (ROM), data provided by Minera Cardel and modeled using Bruno© software. The ROM distribution curve was generated from simulation software.

Recovery Methods

Material from the La Paila pit is reduced to 80% 40 mm using a secondary open-circuit crushing system. Haul trucks bring ROM to the primary crushing plant area and direct dump fresh material into a dump hopper. ROM in the hopper is fed to a jaw crusher. The primary crusher product has an 80% passing size of 140 mm. Primary crushed material is fed to a conveyor where pebble lime is added from a lime silo. The primary crushed product is fed to a double deck secondary screen. Screen oversize is fed to a secondary cone crusher. The secondary screen undersize and the secondary cone crusher product are combined as the final crushed product reporting to a stockpile. The stockpile has a nominal capacity of 6,700 t.

Fine material is loaded into trucks using a front-end loader and hauled to the leach pad where it is stacked in 6 m lifts forming leach cells. After a cell is filled, a dozer rips the surface to mitigate compaction from the loading process.

The heap leach pad has both barren and intermediate irrigation circuits. Barren solution from the (ADR), plant is used to irrigate the previously leached material. The drainage from this portion of the heap reports to an intermediate leach solution (“ILS”) pond. The ILS pond and pumps recirculate the ILS solution to irrigate newly completed fresh cell material. The areas under leach with the fresh barren solution and the ILS are equal, allowing the total flow to be split in half with half the solution reporting to the heap and half reporting to the ADR plant.

The carbon adsorption system consists of one train of five columns in series. Solution flows from each adsorption stage to the next stage by gravity. Carbon is advanced countercurrent to the solution flow by a common carbon advance pump. Barren solution discharging from adsorption is adjusted with cyanide and lime to achieve specified concentrations before reporting to a barren pond or tank.

Loaded carbon is desorbed using the Zadra process. Carbon is first acid washed, rinsed, and then loaded into the Zadra column where gold is stripped from the carbon forming an electrolyte. Carbon is regenerated and returned to the carbon adsorption plant.

The electrolyte solution advances to the refinery where precious metal is recovered. Solutions exiting the electro-winning process report to the barren-solution tank. The electrowon gold is removed batch-wise by high pressure water and the precious metal sludge slurry flows to a pressure filter. The filter cake is dried in a retort to volatilize and recover mercury prior to smelting. The dried cake is fluxed and smelted in an induction furnace and poured into 500 oz doré ingots

Infrastructure

The project area is 65 km northwest of Veracruz in the state of Veracruz Mexico. There is access by paved road to the project area. There is significant electrical infrastructure provided by the nuclear power plant located at Laguna Verde and the project may be able to negotiate accessing this grid at a future date. Communications are well established in terms of phone lines and high speed internet. Water in the area is generally from local wells, there are no major water reservoirs in the area. Well water is the supply method used by the local population.

There is good infrastructure surrounding the Caballo Blanco gold heap leach and equipment can be shipped to the ports of Veracruz then trucked to the Caballo Blanco Project site.

Community relation issues were, as of the date of the Caballo Blanco Report handled by Goldgroup and a community liaison officer and a good understanding of local issues and sensitivities has been established.

Environmental Conditions

The environmental and regulatory framework for mining activities is well defined by Mexican law. Environmental permits have been issued to Minera Cardel for exploration activities, development of an exploration tunnel and use of explosives. A comprehensive Environmental Impact Assessment (“EIA”) has been completed and was submitted in December 2011 to SMARNAT (Regulatory Authority) and is currently being evaluated. Part of this submission includes a baseline environmental study, which addressed climatology, land use, hydrology, geology, flora, fauna and landforms. The EIA addressed mine waste, heap leach processing, water management, and monitoring programs.

The Environmental Risk Assessment (“ERA”) addressed hazardous components such as gasoline, diesel, explosives, sodium cyanide and hydrochloric acid. Minera Cardel has addressed issues related to the ERA and has proposed mitigation measures to meet Mexican Regulatory requirements. Sociological baseline studies were completed and will implement appropriate sociological programs appropriate to the local and regional landscape

Project Capital Costs

Unless otherwise noted, all costs under the subheadings “Project Capital Costs”, “Operating Costs” and “Economic Analysis” are in 2012 US dollars.

A summary of the 2-stage crushing, process plant and associated infrastructure capital costs is shown above in the table entitled “LOM Production Schedule”. The table includes direct costs, indirect costs, and a contingency. These are factored capital cost estimates and are based on equipment costs multiplied by factors to include installation costs. The capital costs estimate does not include sunk costs such as drilling and prior studies undertaken to date.

Capital costs for the project were developed from a mix of first principles, reference projects, and experience. The annual capital costs by major category are shown in the table below. No open pit mining fleet capital costs are included since contract mining is assumed and the contractor will be responsible for supplying an adequate mining fleet.

Total Initial And Future Sustaining Project Costs For Two Stage Crushing Option
Item	Initial Cost US$	Sustaining Cost US$	Total US$
Mining Cost	4,500,000	-	4,500,000
Process Plant Total Cost	55,338,555	-	55,338,555
Leach Pads	24,926,368	31,138,957	56,065,325
Closure and Reclamation		22,348,113	22,348,113
Total Initial and Future Sustaining Project Cost	84,764,923	53,487,070	138,251,993

The process costs are shown below in more detail.

Summary Process Plant Cost - 2-Stage Crushing
Cost (US$)
Plant Direct Costs
Process & Crushing Plant	17,676,832
Project Infrastructure	8,145,183
Total Direct & Infrastructure Costs	25,822,015
Plant Indirect Costs	9,784,566
Total Direct And Indirect	35,606,581
30% Contingency	10,681,974
Owners Cost	9,050,000
Total Process Costs	55,338,555

Owners Costs were included in the estimate and were provided by Minera Cardel. An allowance of US$ 9.05 million dollars includes the following list of items:

US$
Water Source and supply to site	1,200,000
Mine Workshops	360,000
Administration and engineering Offices	1,200,000
Mobile Equipment	80,000
Laboratory Equipment and building Upgrade	50,000
Communications	270,000
Plant Warehouse	40,000
Septic Systems	100,000
Fire Water Distribution System	1,500,000
Land Cost	4,200,000
Working Capital	1,200,000
Total Owners Cost	$9,050,000

Operating Costs

Operating costs for the project are summarized in as follows. All costs are in US$. The open pit mining operating costs assume contract mining including drilling/blasting.

Operating Cost Estimate
	Unit	Value
Mining Cost	$/t	5.36
Processing	$/t	3.26
Impacted Water Treatment/Management	$/t	0.72
General & Administration	$/t	1.22
Royalties	$/t	0.38
Total Operating Cost	$/t	10.94

Economic Analysis

The PEA highlights (base case two stage crushing) are summarized as follows:

Economic Summary
	Unit	Values
Average gold grade	g/t	0.538
Average annual gold production	oz	85,962
Life of Mine from production start	Yr	8
IRR Pre tax	%	66.4
NPV Pretax (5% discount rate)	$M	283.8
Payback period from start of production	Yr	1.5
NPV Pretax (0% discount rate)	$M	386.3
Initial Capital Cost	$M	84.8
Total Capital Cost	$M	138.3
Cash Operating Cost	$/oz	784.0
Pre-Income Tax Cash Flow	$/oz	508.97
Metallurgical Recovery, Au	%	80.7
Total Mined Gold to Leach Pad	Moz	852,689

The financials for the base case mining options are summarized as follows:

Economic Evaluation
	$US x 1000	$US/t Resource	$US/oz Gold
Mine Gate Value of All Resource Net of Transportation and Refining	1,063,704	21.58	1,546.77
Mining Operating Cost	(264,302)	(5.36)	(384.33)
Processing Cost	(160,707)	(3.26)	(233.69)
Water Treatment/management Operating Cost	(35,379)	(0.72)	(51.45)
General & Administration	(60,142)	(1.22)	(87.45)
Royalties	(18,615)	(0.38)	(27.07)
Cash Operating Cost	(539,145)	(10.94)	(783.99)
Cash Operating Cash Flow	524,560	10.64	762.78
Capital Cost including Pre-Production Development	(138,252)	(2.80)	(201.04)
Pre-Income Tax Cash Flow	386,308	7.84	561.74

Metal price scenarios were used in the pre-tax model to evaluate the sensitivity on NPV, IRR, and payback. The results for the base case mining options are shown as follows:

Summary of Key Financial Parameters (Sensitivity to Gold Price)
Gold Price, $/oz	1,150	1,300	1,400	1,500	1,600	1,700
Pre-Tax NPV@ 5%, (000's)	93,856	180,041	231,920	283,800	335,679	387,558
IRR, Pre-Taxes	30.03%	47.71%	57.29%	66.41%	75.20%	83.73%
Payback, Operating Years	3.3	2.0	1.7	1.5	1.4	1.3

Ana Paula Property

The following information has been derived from the NI 43-101 technical report entitled “Ana Paula Project Preliminary Economic Assessment, Municipalities of Cuetzala del Progreso and Apaxtla del Castregon, Guerrero State, Mexico” dated March 23, 2016 effective February 2, 2016 (the “Ana Paula Report”) prepared by Michel Creek, Tony Loschiavo (P.Eng.), Craig Gibson (P.Geo., Ph.D.), Kelly McLeod (P.Eng.), Herb Welhener, and Dawn Garcia who are independent qualified persons under NI 43-101 and have approved of the summary of the Ana Paula Report provided below. The following summary is extracted from the Ana Paula Report, dated March 23, 2016. The Ana Paula Report is incorporated by reference in this AIF, a copy of which is available under the Company’s profile on SEDAR (www.sedar.com). Any references to Newstrike made in the following summary may refer to Newstrike or the Company as the context requires.

Introduction

JDS Energy & Mining Inc. (“JDS") was commissioned by the Company to update a PEA pursuant to NI 43-101 of the Ana Paula Project which is a gold resource development project located in Guerrero State, Mexico. The Ana Paula Project encloses several gold occurrences within an exploration concession covering an area of more than 600 km2.

The update to the PEA includes the use of El Sauzal equipment for the process plant at the Ana Paula Project. The effect of this is a significant reduction in project capital. The acquisition cost, dismantling, and transportation costs spent through 2015, are now sunk costs and are so treated in this report. The remaining costs for dismantling, transportation, storage, purchase of additional equipment, engineering, and on-site construction are included in this report.

The PEA is preliminary in nature and includes the use of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Property Description and Location

The Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, roughly half way between the major cities of Mexico City and the Port of Acapulco; the Ana Paula Project centroid is defined by UTM Q14N, WGS84, 409,027.8E and 1,997,632.6N or by 99° 51’ 34.4 west longitude and 18° 3’ 55.2” north latitude. The Ana Paula Project lies within the Sierra Madre mountain range where topography can range from moderate to rugged with elevations varying from 900 m to over 1,460 masl. The Balsas River, which divides the Sierra Madre Mountains into north and south ranges flows just south of the project area.

The climate in the region is warm and humid, with temperatures ranging 17 to 45 degrees Celsius and average precipitation of 835 mm per year mostly occurring between June and October during a monsoonal wet season that is influenced by hurricanes from both the Atlantic and Pacific oceans. Seismic activity in the area is a design consideration.

Timmins, acquired Newstrike in an arrangement that closed on May 26, 2015. With the arrangement, Timmins Gold acquired ownership of all of the issued and outstanding common shares of Newstrike; Newstrike is now a wholly-owned subsidiary of Timmins Gold.

Newstrike, through its Mexican operating subsidiary Minera Aurea, S.A. de C.V., entered into an agreement to acquire a 100 percent interest in certain mineral rights and concessions from Desarrollos Mineros San Luis, S.A. de C.V. and Minera San Luis S.A. de C.V., wholly owned Mexican subsidiaries of Goldcorp Inc. for C$2.1 million in cash and shares. In addition, the Company granted Goldcorp a three percent NSR. Newstrike will have the right, upon completion of an NI 43-101 feasibility study, to purchase one third of the NSR.

Newstrike controls surface access to 2019.41 ha overlying and surrounding the Ana Paula exploration target area, where 1,025.33 ha are owned outright and approximately 994.08 ha are under contract in 63 separate ten year access agreements. Surface rights for a significant portion of planned mining disturbance and facilities is secured through a combination of Newstrike surface ownership and pending Ejido negotiations. JDS has not completed a detailed review of surface ownership.

The authors are unaware of any factors or risks that may affect access, title, or the right or ability to develop the Project.

Geology and Mineralization

Mineralization in the Guerrero Gold Belt (the “GGB”) is characterized as a skarn porphyry mineralization related to an early Tertiary intrusive event. The Ana Paula Project is located along the northwesterly trend of the GGB where it straddles a boundary between two older tectonic sub-terranes; a volcanic-volcaniclastic arc assemblage to the west and a thick carbonate platform sequence overlain by younger marine deposits to the east.

The stratigraphy of both sub-terranes was deformed during the compressive Laramide orogeny and subsequently intruded by a ±62-66 million year calc-alkali magmatic event that is currently thought to be associated with the timing of mineralization responsible for the gold deposits and showings of the GGB.

In general four gold depositional settings are recognized at the Ana Paula Project, including:

1.	Quartz-sulphide and quartz-carbonate-sulphide veinlets, stockworks with sulphide clots and disseminations in both intrusions and hornfels.

2.	Narrow semi-massive sulphide contact replacement of limestone or hornfels/skarn at the intrusion contacts.

3.	Sulphide clots, rims and masses in narrow contact replacement of breccia hosted in intrusions at or near the sedimentary contacts and/or fault contacts (detachment faults).

4.

Associated with a sulphide constituent within breccia matrix and with sulphide replacement textures within structurally controlled breccia formed oblique to the dominant northerly trending westerly dipping stratigraphy.

The veinlets, stockwork, clots and disseminated mineralization, along with the contact replacement textures (settings 1, 2 and 3 above) are commonly observed contained within a sediment intrusive domain (“SZ”) that collectively make up a corridor of structurally controlled northerly trending and westerly dipping marine sediment and intrusive sill/dike stratigraphy that is host to a lower grade mineralization that has an undiluted composite average grade of 1.0 g/t gold and 3.9 g/t silver. The corridor includes at least two continuous horizons of mineralized intrusions with contact replacement mineralization separated by relatively barren rock that is dominantly limestone. Discontinuous mineralization may occur locally within the barren horizons.

The sediment intrusive-domain lies to the east of a predominantly intrusive domain composed of several different intrusive phases. The contact trends northerly and dips to the west at steep to moderate angles parallel to the structural stratigraphy of the sedimentary-intrusive domain, and is locally defined by a fault breccia.

Two discrete structurally controlled breccia bodies of irregular dimensions that are oblique to the trend of the sediment intrusive domain have been delineated in drill core. Both breccia bodies come to surface relatively close to each other and may share a common origin. One of these breccia bodies is described as the high grade Breccia Zone (“B1”) which intersects the SZ host rock, dipping at a high angle to the south.

The B1 Breccia zone includes a high grade core zone of brecciated rock (setting 4 above) that represents the intersection of at least two structural lineaments. This high-grade breccia is surrounded by an extensive and irregular mineralized halo hosted within the altered limestone and intrusion country rock belonging to the sediment-intrusion domain described previously. The orientation of the mineralized halo is dominantly controlled by the steeply dipping structural intersection (the fluid conduit) and partly controlled by stratigraphy, especially along contacts (settings 1 to 3 above).

The second breccia body is described as the “Lower Grade Breccia” (“B2”) and mineralization is hosted by the intrusive domain, partly within oxidized intrusion and partly within (auto) brecciated intrusion (item 4) (setting 1). The mineralized zone is in fault contact with the footwall sedimentary-intrusive domain that hosts the high grade breccia. The B2 breccia tends to host lower grade gold mineralization. Table 0-7 lists averages grades of composites selected for metallurgical testing within the Breccia zones.

Table 0-7: Select Composite Grades within Breccia Zones

	Gold Grade (g/t)	Silver Grade (g/)
B1 Breccia Zone	9.76	10
B1 Breccia Halo Zone	3.74	4.25
B2 Breccia Zone	0.93	5.06

Source: JDS(2014)

A second mineralized zone hosted within the intrusive domain, known as Tejocote, (pronounced as “teh ho c tti”) lies to the southwest of the main Ana Paula deposit and consists of a mineralized intrusive body of coalescing dikes and sills separated by discontinuous altered sedimentary rock horizons. An extensive low grade mineralization has been identified at the surface and in core throughout this area that is dominantly disseminated within the intrusion(s) with some contact replacement observed (settings 1 and 2 above). Exploration of the intrusive domain is still underway and insufficient information is available to calculate average grades.

Exploration and Drilling

Drill holes AP-05-01 through AP-12-130, comprising a total of 130 diamond core drill holes aggregating 67,942.8 m and containing 45,512 assay intervals, formed the basis of the Company’s initial 2013 resource estimate technical report. The report is available on SEDAR at www.sedar.com and on the Company's website at www.newstrikecapital.com. Drill hole collar and assay data for the first 130 drill holes included in the initial resource database are available in that report.

Drilling for the updated resource was completed on November 18, 2013 with an additional 45,844.61 m of core drilling in 100 delineation and exploration drill holes from AP-12-131 to AP-13-230, aggregating 37,158 new sample intervals collected for geochemical assay. All results from AP-05-01 through AP-14-230 form the basis of the updated resource and PEA that is the subject of this Report, incorporating a total of 110,099.88 m drilled in 230 diamond core drill holes and aggregating results from 82,670 downhole drill sample intervals with an average length of 1.4 m, where effectively all are assayed for gold and silver.

Since exploration began in 2010, a total of 96,045 samples have been collected from road cuts, outcrop chip and channel samples, stream and soil samples, and from drill core including blanks and standards. In addition, various samples for metallurgy, density measurements and quality assurance and quality control (“QAQC”) were collected for geochemical assay, Table 9-1. Results from the ongoing surface exploration indicate that alteration and mineralization remain open in several directions and at depth. Continuing exploration with surface mapping, ground geophysics, compilation of existing data and drilling is warranted based on results to date.

Metallurgy

The Ana Paula Project has undergone a number of metallurgical studies covering a range of process options. The majority of gold and silver values in the Ana Paula Project materials appear to be in close association with sulfides and as liberated particles of electrum. This allows the metal values to be concentrated by flotation or gravity and leachable by conventional methods. Testwork has included all the major refractory processing methods including roasting, autoclave, and Albion™. Conventional process methods including flotation testing and gravity concentration followed by cyanidation, whole-rock leaching, diagnostic leaching, and heap leaching, were also studied. Basic testwork defining some cyanidation parametres are included with the leach studies, and bond work indices were conducted on some of the rock types. More detailed work is recommended for the next phase of engineering.

The proposed Ana Paula Project flowsheet which consists of sulfide concentration and cyanide leaching was based on the results of testwork performed by ALS, Report KM4097, on a year 1-4 composite sample. This work was considered the most reliable for use as a basis in designing a processing plant and superior to whole-rock leaching based on the reagent consumption. While whole-rock leaching produced similar recovery results to the flotation/leaching of concentrates, a comparison of the operating reagent costs did show the flotation system as more economically favorable. Additional test work to confirm the reagent consumptions is recommended in the next phase of engineering to optimize the process.

The results of the composite tests showing the first four years of production seem to correlate with the previous testwork, showing similar flotation results in terms of mass pull, and leaching results reported by SGS. The flowsheet is based on leaching a rougher concentrate however additional work is needed to confirm design parameters and reagent consumptions. This work is included in the proposed next phase of engineering. The work index chosen as a basis for design was a single composite sample which gave a BWi of 19.8 kWh/tonne. This index is high and because it is based on a single sample should be considered conservative.

Mineral Resource Estimate

The Ana Paula Project mineral resource estimate has an effective date of August 8, 2014 and was developed using an updated mineral resource model based on 223 drill holes (within the block model limits), an updated geologic interpretation, metallurgical recovery data discussed in Section 13, updated costs provided by JDS and a geotechnical study by Steffen, Roberts & Kirsten Consulting of Denver, Colorado (“SRK”), which was completed in late November, 2012 (Ross-Brown, Levy, 2012). The deposit has been modeled using an inverse distance squared operator applied to 5 m gold and silver drill hole composite lengths which respected lithology units. Model blocks are classified as measured, indicated or inferred based on kriging variance, the number of holes inside the search ellipsoid and distance from the closest hole. Tonnages are estimated using the average of the density data by lithology.

Table 0-8 is a summary of the input parameters to define the portion of the mineral inventory which falls within a resource shell and thus tabulated as the mineral resource. A summary of the mineral resource is presented in Table 0-9, tabulated at an internal cut-off of 0.46 g/t gold equivalent (AuEq). The calculation of AuEq includes the gold and silver prices and recoveries presented in Table 0-10. AuEq equals Au + 0.011 x Ag.

Table 0-8: Input Parameters to Define the Mineral Resource Open Pit Shell Geometry

		Process Recovery	Metal Price

Gold Price		80%	$1450/oz

Silver Price		55%	$23/oz

Costs:

Process	$15.60/t

G&A	$1.65/t

Mining	$1.85/t,, plus $0.02/t per bench below 900m elevation

Pit overall slope angles	55 degrees on west

45 degrees on all others

Source: JDS(2014)

Table 0-9: Summary of the Mineral Resource

Category	Tonnage & Grades >= 0.46 g/t AuEq Cutoff				Contained Ounces (000’s)
	Ktonnes	AuEq, g/t	Au, g/t	Ag, g/t	Gold	Silver
Measured	22,767	1.661	1.608	4.90	1,177	3,587
Indicated	18,243	1.229	1.163	5.95	682	3,489
Sum M&I	41,010	1.469	1.410	5.37	1,859	7,076

Inferred	1,904	1.233	1.113	10.85	68	664

Source: JDS(2014)

Mineral Reserve Estimate

JDS has not developed a mineral reserve estimate for the Ana Paula Project as part of this PEA. Significant additional data collection and technical work is required to elevate the technical confidence of the project to a level consistent with mineral reserve estimation, in accordance with the CIM. “Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended”, NI 43-101, 2011.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

JDS is not aware of any previous mineral reserve estimates on the Ana Paula Project deposit that have been completed in accordance with an international reporting code.

Mining

The Ana Paula Project will be mined by open pit methods using conventional truck and shovel production equipment. Pit optimization and mine planning was carried out on the basis to support a plant capacity of 6000 tpd, using measured, indicated and inferred resources provided by IMC. The project life will extend over a period of 10 years, including one year of waste rock pre-stripping followed by 9-years of production operations as shown in the mine production schedule provided in Table 0-10.

All mine equipment is modelled as provided by contractors. Total material movement peaks at approximately 9.5 Mt per year, which requires a modest production fleet of up to 5 conventional 90 t class haul trucks, 1 each 12.5m 3 class hydraulic shovel for primary use and 1 each 12.5m 3 class wheel loader for backup. Drilling can be completed with a single rotary machine capable of drilling 200mm diameter holes.

Table 0-10: Mine Production Schedule by Year

	Resources to the Mill				Total
Year	Tonnes (Mt)*	AuEq (g/t)	Au (g/t)	Ag (g/t)	Waste (Mt)	Rehandle (Mt)	EXPIT (Mt)	S.R. (W:O)
-1					6.65	0.00	7.27	10.73

1	2.16	2.18	2.06	11.48	7.93	0.47	9.82	4.18

2	2.16	2.50	2.43	6.40	6.26	0.00	9.47	1.95

3	2.16	3.28	3.20	7.18	5.57	0.00	9.33	1.48

4	2.16	2.93	2.80	12.29	7.63	0.67	9.27	4.64

5	2.16	2.14	2.08	5.71	8.03	1.18	9.24	6.65

6	2.16	1.67	1.63	4.08	3.43	0.25	5.62	1.57

7	2.16	2.59	2.56	3.36	0.52	0.00	2.77	0.23

8	2.16	1.56	1.51	4.88	0.10	1.17	1.08	0.10

9	0.47	0.68	0.62	5.51	0.00	0.47	0.00	0.00

Total	17.75	2.31	2.24	6.89	46.11	4.22	63.86	2.60

*The reader is cautioned that inferred resources included in the mine production schedule are considered too speculative geologically to have economic considerations applied to them and there is no certainty that inferred resources will ever be upgraded to a higher category.

During the mine life, two stockpiles will be required to manage the mill throughput and to smooth out peaks in the strip ratios in years 4 and 5. The first stockpile will contain approximately 2.6 Mt of material above a 0.72 g/t AuEq, cutoff which will be rehandled and processed throughout the mine life. The second stockpile will contain approximately 1.6 Mt of marginal grade for material ranging between 0.64 g/t and 0.72 g/t AuEq which is processed at the end of the mine life.

Underground mining was not considered for this PEA at the time of this study, which warrants further investigation.

Mine Rock Management

Rock management facilities (“RMF”) will be constructed during operations in various locations surrounding the open pit. As required, material pre-stripped in year -1 will also be used for tailing management facility (“TMF”) embankment construction. The various RMF will be designed at later stages to be reclaimed concurrent with operations to reduce ultimate liability upon mine closure.

In pre-production 6.6 Mt of mine rock and 0.6 Mt of mill-feed will be pre-stripped LOM. A total of 46Mt of mine rock will be moved at a strip ratio of 2.6 to 1.

Recovery Methods

Several recovery methods were evaluated to process the mineralized materials at the Ana Paula Project. Although alternative process options may be potentially viable after subsequent testwork, the most economical method of extraction for this PEA was determined to be flotation concentration followed by cyanide leaching to produce a dore on site.

The major unit operations consist of: crushing followed by closed circuit ball mill and gravity concentration. Cyclone overflow reports to flotation and flotation concentrates are reground before entering an oxidation preparation stage. Oxidation is followed by carbon-in-leach for 48 hours. Gold is collected on carbon which is separated from the pulp, stripped, and precious metals recovered by electrowinning. Leached slurry will be detoxified before reporting to the tailings impoundment

Mill throughput is designed at 6,000 t per operating day. The plant is expected to achieve an average recovery to doré of 75% for gold and 50% for silver.

The plant is provided with basic utilities, air and water systems, and a fire water system. Tailings are thickened and stored in a conventional tailings management facility. Process water is recovered to a separate process water tank.

Project Infrastructure

The site is currently accessible for light vehicle traffic and intermittent heavy loads via a gravel roadway from the town of Cuetzala del Progreso. During mine construction and operations, an existing gravel road north of the site would be improved to enable access for larger loads to site especially during plant construction and equipment Mobilization. This same mine access road is connected to Mexico Highway 51, a paved and improved roadway which provides mine access to the Mexico highway system and capacity for large heavy loads either west from Mexico City via Iguala, or east from the port of Acapulco. Iguala is the nearest major city, However does not have a commercial jet airport. Air service is available from Mexico City, Acapulco or Cuernavaca.

A lined tailings storage facility has been located, preliminarily sized and costed to facilitate the tailings anticipated to result from processing the 17.8 Mt of mineralized material to be processed. Additional volume for storm water runoff, surge, and wave action have been incorporated into the design as freeboard for the tailings storage facility. The tailings storage facility will cover an area of approximately 392,000 m2 or 39.2 ha.

The rock management facility has been sized for approximately 46 Mt of mine rock based on the mine production schedule. The rock management facility has been located adjacent to the pit with impacted runoff being captured by the downstream located tailings storage facility. This enables the contact runoff water to be controlled and utilized as process water if required.

The mine support facilities and process plant will be situated roughly one km southeast of the pit area and one km northwest of the tailings storage facility. In order to avoiding steep terrain in the area a location for the primary crusher at the plant was chosen which is 85 m vertically higher than the pit crest. This rather large elevation gain between pit crest and primary crusher will require attention to ramp design as it exits the pit.

Support and ancillary buildings include a covered, but not fully enclosed equipment maintenance shop, administration office building, mobile security trailer, fuel storage/dispensing system, truck scale, and warehouse. Certain additional facilities may be brought in by the mining contractor. The mine scenario evaluated here includes the construction of an on-site camp. Security issues and effectively expanding the region or area from which skilled labor can be drawn to this mine will be enhanced by having a camp enabling the housing of workers at the site. Line power is available within approximately 1.5 km of the plant site. The power line planned to be tied into supplies power at 115 kV and is reported by the Federal Power Agency in Mexico (the “CFE”) to have sufficient capacity for the estimated +/-10 megawatt anticipated loading for the site. Once delivered to a new, yet to be constructed substation proximal to the mill, the power will be stepped down to 25 kV for site-wide distribution and to 4160 Vac for the larger motor loads. A site visit by CFE is required to obtain written confirmation that power is secured and is the next steps in this area.

The average fresh water usage for the project is estimated to be 2400 gallons per minute. Water is planned to be obtained from groundwater sources through a series of well clusters. Mexico recognizes water as a national resource and regulates its use. A water concession will need to be granted by the Mexican water agency, Comisión Nacional del Agua (the “CAN”), based on a permit application. The permit application will need to be supported by a technical study demonstrating that water availability and sufficient quantity exist in the area.

The next phase of the investigation recommended is a preliminary hydrologic study that would include verifying the proposed groundwater source locations and conducting a field program to characterize aquifer characteristics and water quality and quantity to support the proposed water supply requirements and the environmental baseline study.

Environmental Considerations

As yet, no formal baseline characterization studies have been conducted for the project. Baseline studies will be required prior to submittal of environmental permit documents. No known environmental condition exists that would preclude development of the project.

Capital Costs

During the two-year pre-production period, the initial capital costs amount to $121.7 million. This includes costs for site detailed engineering, stationary mine equipment, facility construction, processing plant, tailings facility, etc. (Table 0-11).

Sustaining and closure capital cost estimates amount to $52.6 million with a majority of these costs attributed to the tailings facility, capitalized stripping, and reclamation. A 20 percent contingency is applied to all capital. Details on the capital costs can be found in Section 1.13 of the Ana Paula Report.

Table 0-11: Initial Capital Costs

Capital Costs	Pre-Production ($M)	Sustaining/Closure ($M)	LOM($M)

Capitalized Stripping	15.2	12.3	27.5

Contractor Mob/Demob	0.4	0.4	0.8

Crushing and Handling	1.6	0.0	1.6

Process Plant	25.0	1.5	26.5

General Site & Utilities	5.1	0.3	5.4

Laboratory	0.2	0.2	0.4

Construction Camp	0.6	0.0	0.6

Camp Site (Operations)	1.5	0.3	1.8

Administration Facilities	0.2	0.2	0.4

Tailings Facility	13.0	14.6	27.6

Electrical Supply & Distribution	4.6	0.2	4.8

Water Supply & Distribution	1.8	0.0	1.8

Royalty Purchase	2.8	0.0	2.8

Reclamation/Closure	0.0	14.4	14.4

Indirects	14.0	0.0	14.0

EPCM	11.3	0.0	11.3

Capital Costs	Pre-Production ($M)	Sustaining/Closure ($M)	LOM($M)

Owners Costs	4.4	0.0	4.4

Subtotal	101.8	44.3	146.1

Contingency (20%)	19.8	8.9	28.7

Total Capital Costs	121.7	53.2	174.8

Source: JDS(2016)

Operating Costs

LOM operating costs amount to $425.8 million or an average unit cost of $23.98/t milled. A breakdown of these costs is outlined in Table 1-12. Cost were adjust from the original PEA relative to the Mexican Peso versus US dollar exchange rate. Cost categories affected were labour, power, diesel, and ammonium nitrate and fuel oil costs. Labor burden was also adjusted to be consistent across all departments.

Table 1-12: Operating Costs

Operation	Unit	Cost Per Ton Milled

Mining‡	$/t processed	$6.00

Resource Rehandle*	$/t processed	$0.12

Processing	$/t processed	$15.52

G&A	$/t processed	$2.34

Total Operating Costs	$/t processed	$23.98

‡Mining Cost is based on $2.10/t mined

*Rehandle Cost is based on $0.50/t rehandled

Economic Analysis

An engineering economic model was developed to estimate annual cash flows and sensitivities of the project. Pre-tax estimates of project values were prepared for comparative purposes, while after-tax estimates were developed to approximate the true investment value. It must be noted that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations to represent an indicative value of the after-tax cash flows of the project.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

The results of the economic analysis are shown in Table 0-13.

Table 0-13: Results of the Economic Analysis

Summary of Results	Unit	Value
Mine Life	Years	8
Total Resource	M tonnes	17.8
Total Waste	M tonnes	33.6
Total Capitalized Waste	M tonnes	12.5
Total Mined	M tonnes	63.9
Strip Ratio	w:o	2.60
Mining Rate	tpd	21,600
Plant Throughput	tpd	6,000
Pre-Strip/Capitalized Waste	M tonnes	12.5
Average Head Grades
Au	g/t	2.24
Ag	g/t	6.89
Payable Metal
Au	LOM k oz	957
	k oz/yr	116
Ag	LOM k oz	1,961
	k oz/yr	239
NSR (Net of Royalties)	$M	1,152
	$/t processed	64.88
Operating Costs	$M	425.8
	$/t processed	23.98
Au Cash Cost	$/Au oz	470.40
Au Cash Cost (Net of By-Product)	$/Au oz	441.72
Capital Costs
Pre-Production Capital	$M	101.8
Pre-Production Contingency	$M	19.8
Total Pre-Production Capital	$M	121.7
	$/t processed	6.85
Sustaining & Closure Capital	$M	44.3
Sustaining & Closure Contingency	$M	8.9
Total Sustaining & Closure Capital	$M	53.2
	$/t processed	2.99
Total Capital Costs Incl. Contingency	$M	174.8
	$/t processed	9.85
Working Capital	$M	6.9
Pre-Tax Cash Flow	$M	551.2
Taxes	$M	206.2
After-Tax Cash Flow	$M	345.0
Economic Results
Pre-Tax NPV5%	$M	407.5
Pre-Tax IRR	%	58.5%
Pre-Tax Payback	Years	1.6
After-Tax NPV5%	$M	247.8
After-Tax IRR	%	42.5%
After-Tax Payback	Years	2.1

Source: JDS(2016)

Sensitivity analyses were performed on the base case economics to determine which factors most affected the project performance. The analysis revealed that the project is most and equally sensitive to metal prices and head grades, followed by operating costs.

Figure 0-1: Sensitivity Results for Base Case Scenario

Source: JDS(2016)

Conclusions

It is the conclusion of the Qualified Persons preparing this technical report that the information contained within adequately supports the positive economic results obtained for the Ana Paula Project. The project contains 17.8 Mt tonnes of gold-bearing sulphide mineralization that can be mined by open pit methods and recovered using common processing methods consisting of gravity, flotation, and cyanide leaching of flotation concentrates.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

The resource mined in the PEA base case is 97% Measured and Indicated and 3% Inferred.

As demonstrated by the information contained in this report, the project demonstrates potential for economic development and should proceed to the next level of evaluation; either a pre-feasibility or feasibility study stage. Newstrike has identified anomalous gold at surface in association with limestone, hornfels, intrusive rocks and breccia beyond the current pit shape that are consistent with existing mineralization at Ana Paula Project and comparable with other known deposits of the GGB. Results from drilling, mapping and surface geochemistry indicate that mineralization within the Ana Paula Project deposit continues to remain open in several directions including at depth that merits follow up exploration and drilling.

Recommendations

The Ana Paula Project should advance to a preliminary feasibility study (“PFS”) in alignment with Timmins’s desire to develop the resource. This study would encompass:

•	Metallurgical testwork described herein to optimize the process flowsheet and quantify operating parameters and reagent consumptions.

•	Geotechnical drilling and data collection to for pit slope design and stability analysis of TSF and MRF.

•	More detailed mine planning based on Geotechnical data, and a tradeoff between owner vs. contract mining

•	MRF design based on results of Geochemical and Geotechnical information.

•	Generate a water balance

It is recommended that environmental baseline studies and a socio-economic program also be initiated as soon as practical. The proposed environmental characterization studies are included as part of the proposed budget. However, other responsibilities more typically associated with environmental permitting and developing sustainable community relations are not encompassed within the PFS budget as they are normally considered and executed separately.

Further action with CFE to schedule a site visit and formally secure line power should be initiated immediately. Further hydrologic study to identify water resources and make application for their use is a priority task. Geochemical characterization of mine rock and tailings must be completed to generate a basis for further engineering of storage methods and design.

Other Mineral Properties

El Picacho Project

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the El Picacho Project in Sonora, Mexico. The agreement, which was subsequently renegotiated, required the Company to make periodic payments totalling $300 which as at December 31, 2015 has been paid. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500. The vendor is obligated to sell or transfer to the Company their right to the royalty at any time, upon the Company’s request, for which the Company will pay $500 for every half per cent (0.5%), to a maximum of $1,500. The Company has also previously staked an additional 6,500 ha surrounding the claims and now controls over 7,200 ha in the El Picacho area. During the year ended December 31, 2015, the El Picacho Project was fully impaired. No exploration was performed on this property during 2015. The Company will conduct further exploration on this property if resources allow.

Other properties

The Company has title to the Patricia, Norma, La Pima, El Durazno, Mexicana and El Foco claims located in the state of Sonora, Mexico. The Company also has title to five wholly owned mining concessions, known as the TIM claims, located in the state of Zacatecas, Mexico; as well as the Cocula claims amounting to 534 ha in the state of Jalisco, Mexico. During the year ended December 31, 2015, these properties were fully impaired. The Company also has title to the Ejutla property in Oaxaca Mexico which was acquired pursuant to the Plan of Arrangement with Newstrike. No exploration was performed on these properties during 2015. The Company will conduct further exploration on these properties if resources allow.

DIVIDENDS

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

CAPITAL STRUCTURE

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares of which 315,142,136 common shares were issued and outstanding as at December 31, 2015 and 315,562,210 common shares are currently issued and outstanding. The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive the remaining property and assets of the Company.

Convertible Preference Shares

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the year ended December 31, 2015 and none of which are currently issued and outstanding.

Options

As at December 31, 2015, the Company had the following outstanding options pursuant to the Stock Option Plan adopted by the Company’s board of directors on July 18, 2013. These options are exercisable into common shares.

Number of Options	Exercise Price	Issue Date	Expiry Date
2,475,000	C$2.50	April 4, 2011	April 4, 2016
100,000	C$2.75	August 15, 2011	August. 15, 2016
2,600,000	C$2.56	Jan. 26, 2012	January 26, 2017
75,000	C$2.15	August 20, 2012	August 20, 2017
450,000	C$2.74	September 28, 2012	September 28, 2017
1,750,000	C$1.25	December 18, 2013	December 18, 2018
600,000	C$1.25	December 31, 2013	December 31, 2018
1,400,000	C$2.00	August 6, 2014	August 6, 2019
1,900,000	C$1.03	December 31, 2014	December 31, 2019
1,900,000	C$0.75	May 8, 2015	May 7, 2020
1,600,000	C$0.76	May 26, 2015	May 28, 2020
1,275,000	C$0.29	November 5, 2015	November 5, 2020
800,000	C$0.25	November 5, 2015	November 5, 2020
16,925,000

Warrants

As at December 31, 2015, the Company had the following outstanding warrants issued in the capital of the Company and the same number of warrants are outstanding as at the date of this AIF.

Number of Warrants	Exercise Price	Issue Date	Expiry Date
10,000,0000	C$0.35	October 19, 2015	October 19, 2017

MARKET FOR SECURITIES

Effective November 4, 2011 the Company’s common shares were listed for trading on the NYSE MKT under the symbol “TGD”. Effective March 23, 2011 the Company’s common shares were listed and posted for trading on the TSX under the symbol “TMM”. Prior to March 23, 2011, the Company’s common shares were listed and posted for trading on the TSX-V under the symbol “TMM”. The following table gives the monthly trading ranges for the Company’s common shares and the number of common shares traded (“Volume”) on the TSX:

Trading Price and Volume
TSX

2015	High	Low	Close	Volume
January	C$1.53	C$1.11	C$1.39	12,910,385
February	C$1.40	C$1.00	C$1.09	13,606,738
March	C$1.13	C$0.79	C$0.87	16,657,244
April	C$0.92	C$0.70	C$0.74	11,702,807
May	C$0.80	C$0.72	C$0.77	11,828,783
June	C$0.85	C$0.70	C$0.70	16,185,192
July	C$0.72	C$0.36	C$0.40	18,798,671
August	C$0.43	C$0.33	C$0.36	22,191,151
September	C$0.38	C$0.26	C$0.34	58,634,070
October	C$0.39	C$0.26	C$0.27	27,784,574
November	C$0.28	C$0.19	C$0.21	23,560,033
December	C$0.22	C$0.17	C$0.19	9,662,568

ESCROWED SECURITIES

None of the Company’s securities are held in escrow.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table provides the names, municipalities of residence, position, and principal occupations of each of the directors and executive officers as of the date hereof. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our articles and applicable law to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

Name, Municipality of Residence and	Director/Officer
Position with the Company	Since	Principal Occupation for the Past Five Years
Mark Backens(4) Vancouver, British Columbia Canada Director and Interim CEO	May 26, 2015

Corporate Director; Corporate Development and Mining Consultant (February 2013 to Present); Interim Chief Executive Officer (October 2015 to Present) and a Director (May 2015 to Present) of Timmins Gold Corp. Director of Investment Banking - Mining for Scotia Capital (January 2006 to January 2013); Senior Manager – Mining of Macquarie North America (January 2003 to November 2006).

George Brack(2)(3)(5) Vancouver, British Columbia, Canada Director	July 31, 2014	Corporate Director.
Bryan A. Coates(2)(6) Saint-Lambert, Quebec, Canada Director and Chair of the Board	July 31, 2014	President of Osisko Gold Royalties Ltd. (July 2014 to present); Vice-President Finance and Chief Financial Officer Osisko Mining Corp. (2007 to 2014).
Anthony Hawkshaw(1)(3)(5) Vancouver, British Columbia, Canada Director	July 31, 2014	Corporate Director.
Stephen Lang(3)(4)(5) Columbia, Missouri, USA Director	July 31, 2014	Corporate Director (2012 to present); President and Chief Executive Officer of Centerra Gold Inc. (2008 to 2012).
Luc Lessard(1)(4) Montreal, Quebec, Canada Director	July 31, 2014	Senior Vice President Technical Services of Osisko Gold Royalties Ltd.; President and CEO of Falco Resources Limited (2015); Vice President and Chief Operating Officer of Osisko Mining Corporation (2011 to 2014); Senior Vice President and Chief Operating Officer of Canadian Malartic Partnership (2014 to January 2015).
Paula Rogers(1)(2)(5) Vancouver, British Columbia, Canada Director	August 3, 2011	Corporate Director; Chief Financial Officer of Castle Peak Mining Ltd. (2010 to 2014).
José Vizquerra(2)(4) Toronto, Ontario, Canada Director	November 27, 2013	Chief Operating Officer, Senior Vice-President and a Director of Oban Mining Corporation.
Miguel Bonilla Hermosillo, Sonora, Mexico Vice-President Finance Mexico	November 12, 2009	Company’s Vice-President Finance, Mexico; the Company’s comptroller since its inception in 2005.

Name, Municipality of Residence and	Director/Officer	Principal Occupation for the Past Five Years
Position with the Company	Since
Arturo Bonillas Hermosillo, Sonora, Mexico President	March 17, 2005	Company’s President since March 17, 2005.
Leslie Kapusianyk Vancouver, British Columbia, Canada Corporate Secretary	June 28, 2012	Company’s Corporate Secretary since June 2012; barrister and solicitor; the Company’s Corporate Counsel since August 2008.
Darren Prins Vancouver, British Columbia, Canada Chief Financial Officer	August 15, 2011

Company’s Chief Financial Officer (May 2012 to present); Company’s Vice-President Finance Canada (August 2011 to May 2012); Corporate Controller and Assistant Corporate Controller for Rusoro Mining Ltd. (October 2009 to July 2011).

Taj Singh Toronto, Ontario Canada Vice-President Engineering and Project Development	September 9, 2012	Company’s Vice-President Engineering and Project Development; Professional Engineer; Chartered Professional Accountant; formerly an Equity Research Analyst at Macquarie Capital Markets in Toronto.
Alex P. Tsakumis Richmond, British Columbia, Canada Vice-President Corporate Development	November 12, 2009	Company’s Vice-President Corporate Development since November 2009.

Notes:
(1)   Denotes a member of the Audit Committee of the Company
(2)   Denotes a member of the Compensation Committee of the Company
(3)   Denotes a member of the Corporate Governance and Nominating Committee of the Company
(4)   Denotes a member of the Technical Committee of the Company
(5)   Denotes a member of the Finance Committee of the Company

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at December 31, 2015, directors and executive officers, as a group, beneficially owned, directly, or exercised control over 4,156,700 common shares (not including common shares issuable upon the exercise of stock options) of the Company, representing 1.32% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on March 10, 2015.

Penalties or Sanctions

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

Mr. George Brack is a director of the Company and was a director of Newstrike prior to the closing of the Arrangement. He declared his interest to the boards of directors of each of Newstrike and the Company at the start of discussions regarding a possible transaction between the two companies. Mr. George Brack recused himself from any negotiations and abstained from voting on resolutions of either Newstrike’s board of directors or the Company’s board of directors in connection with the Arrangement and ancillary matters. To the Company’s knowledge, he owned, directly or indirectly, or exercised control over 500,000 Newstrike common shares, 200,000 options to purchase Newstrike common shares, and 200,000 options to purchase common shares of the Company immediately before the Arrangement became effective and as at December 31, 2015.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any legal proceedings or regulatory actions except for the following:

1.

Pursuant to the 2007 acquisition agreement under which the Company acquired the San Francisco Property (the “Acquisition Agreement”), the Company purchased certain mining equipment and buildings from a Mexican vendor for $4,025,000. The balance outstanding at December 31, 2015 was $1,725,000 (December 31, 2012, 2013 and 2014 - $1,725,000). The balance remains unpaid due to continuing mutual deferrals between the Company and the vendor. The Company signed a promissory note in favour of the vendor in the amount of $1,725,000 on April 18, 2007.

During the year ended March 31, 2011, an order was issued by the Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. In January 2011, the order was overturned by a Mexican tax court, and was subsequently appealed by SAT. In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order had been imposed by SAT with insufficient legal support, and the Company started an administrative process to release the MXP 21,047,000 ($1,811,000) of previously restricted funds. The funds were released from restrictions on July 5, 2011. The liability under the promissory note in favour of the vendor remains outstanding; however, the Company has received legal advice not to pay the amount to the vendor while the garnishment order remains outstanding. The vendor has filed a notice of litigation but has not served the Company with the notice.

2.

Auteq Mexicana, S.A. de C.V. (“Auteq”), is the Vendor of two of the mining concessions within the San Francisco Property (Llano IV and V). Auteq is currently occupying a portion of the Company’s waste dumps at the San Francisco Mine and using the site for a small crushing operation. Auteq has brought a claim against Molimentales alleging breach of contract claiming damages of $172,500 for failure to provide power and water. The Company denies the claim and has counter-claimed for removal the crushing operation from the San Francisco Property. The matter is expected to take a year or more to resolve.

3.

Canada Revenue Agency (“CRA”) had determined that Newstrike owed approximately $365,000 for disallowed input tax credits for GST. Newstrike paid the amounts to CRA and filed a notice of objection. As at December 31, 2015 CRA has conceded the Newstrike objection for approximately $311,630 which amount was subsequently received by Newstrike in January 2016.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive or insider of the Company, or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected, or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the year ended December 31, 2015, or before that period but are still in effect:

1.	Stock Option Plan dated July 18, 2013 and the granting of stock options thereunder to directors, officers, employees and consultants of the Company;

2.

Asset Purchase Agreement dated December 17, 2014 among the Company, Goldgroup Mining Inc., Candymin S.A. de C.V., Minera Cardel S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. with respect to the acquisition by the Company of the Caballo Blanco Project;

3.	Amended and Restated Credit Agreement among the Company, Sprott Resource Lending Partnership and Morgan Stanley Capital Group Inc. dated February 2, 2015;

4.

First Amending Agreement dated December 31, 2015 to the Amended and Restated Credit Agreement dated February 2, 2015 among the Company, Sprott Resource Lending Partnership and Morgan Stanley Capital Group Inc.;

5.

Arrangement Agreement dated February 16, 2015 between the Company and Newstrike Capital Inc. with respect to the proposed acquisition by the Company of all of the issued and outstanding common shares of Newstrike Capital Inc.;

6.

Sale and Purchase Agreement dated September 18, 2015 among the Company, Minera Aurea, S.A. de C.V. and Minas de la Alta Pimeria, S.A. de C.V. respecting the acquisition of the El Sauzal plant and equipment;

7.

Dismantling Agreement dated September 18, 2015 among the Company, Minera Aurea, S.A. de C.V. and Minas de la Alta Pimeria, S.A. de C.V respecting the dismantling of the El Sauzal plant and equipment; and

8.	Debenture and Pledge Agreement dated June 1, 2015 between the Company and Zebra Holdings and Investments S.à.r.l. and Lorita Holdings S.à.r.l.

TECHNICAL INFORMATION

The Company has included “scientific and technical information” concerning material mineral projects of the Company (“Technical Information”) in this AIF.

Taj Singh, M.Eng, P.Eng, CPA, a Qualified Person under NI 43-101 and the Vice President of Engineering and Poject Development of the Company, has approved the Technical Information disclosed regarding the San Francisco Property, the Caballo Blanco Project and the Ana Paula Project contained in this AIF.

INTEREST OF EXPERTS

In March 2016, the Company filed the San Francisco Report prepared by Micon. The San Francisco Report is dated February 29, 2016 with an effective date of December 31, 2015. The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the San Francisco Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon.

Messrs. Lewis, San Martin, Verma and Gowans and Micon, are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

In February 2015, the Company filed the Caballo Blanco Report. The Caballo Blanco Report has an effective date of May 7, 2012, was originally prepared for Goldgroup, and was readdressed to the Company on January 28, 2015. The Caballo Blanco Report was prepared by Joseph M. Keane, Brent C. Bailey, Jim Cuttle, Gary Giroux, Stephen Taylor and Dino Pilotto of K D Engineering, all of whom are independent Qualified Persons as defined in NI 43-101.

Messrs. Keane, Bailey, Cuttle, Giroux, Taylor and Pilotto and K D Engineering are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

In March 2016, the Company filed the Ana Paula Report. The Ana Paula Report is dated March 23, 2016 with an effective date of February 2, 2016. The Ana Paula Report was prepared by Michel Creek (P.E.), Tony Loschiavo (P.Eng.), Craig Gibson (P.Geo., Ph.D.), Kelly McLeod (P.Eng.), Herb Welhener, and Dawn Garcia (P. G.), all of whom are independent Qualified Persons as defined in NI 43-101.

Messrs. Creek, Loschiavo, Gibson, and Welhener and Mses. McLeod and Garcia are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Company’s Audit Committee Charter is included as Appendix 1.

Composition of the Audit Committee and Relevant Education and Experience

The Company’s Audit Committee is comprised of Paula Rogers, Luc Lessard and Tony Hawkshaw, all of whom are “financially literate” within the meaning of applicable Canadian and U.S. securities laws. In the opinion of the Company’s Board of Directors, Ms. Rogers, Mr. Lessard and Mr. Hawkshaw are “independent” within the meaning of applicable Canadian and U.S. securities laws, including Rule 10A-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the TSX and NYSE MKT.

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Company’s Board of Directors has determined that Paula Rogers and Anthony Hawkshaw are audit committee financial experts (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and are independent, as that term is defined by the Exchange Act and the NYSE MKT’s corporate governance standards applicable to the Company.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Company’s Board of Directors.

A summary of the relevant education and experience of each member of the Audit Committee is included in the table below.

Committee Member	Relevant Education and Experience
Paula Rogers Director and Chair of Audit Committee Independent Financially Literate	Ms. Rogers received her Bachelor of Commerce degree from the University of British Columbia in 1990. She became a member of the Institute of Chartered Accountants of British Columbia in 1993. From 1990 to 1994, Ms. Rogers was with Deloitte & Touche LLP (now Deloitte LLP), Chartered Accountants. Ms. Rogers has over 20 years’ experience working for Canadian-based international public companies in the areas of treasury operations, tax planning and compliance, mergers and acquisitions and financial reporting. She has extensive experience in multi- million dollar financings in the Canadian and US bank and public debt markets. Ms. Rogers has served as an officer of other public companies including Vice-President, Treasurer of NYSE-listed Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp. She currently serves on the board of NeutriSci International Inc. and Diversified Royalty Corp., where she also serves as the Chair of the Audit Committee.
Luc Lessard Director Independent Financially Literate	Mr. Lessard has spent more than 25 years in the mining industry. He is currently the Vice President Technical Services of Osisko Gold Royalties Ltd. and President and CEO at Falco Resources Limited. Mr. Lessard was Senior Vice President and Chief Operating Officer of Osisko from 2011 until it was acquired in June 2014 for $3.9 billion. He was Osisko’s VP, Engineering and Construction from 2007 to 2011, during which time he was directly responsible for the design and construction of the Canadian Malartic gold mine. He previously served as VP Engineering and Construction for IAMGOLD Corp. and as General Manager, Projects for Cambior Inc. during which time he was responsible for the construction of the Rosebel gold mine in Suriname. He also serves on the board of directors of Nighthawk Gold Corp. and Falco Resources Ltd.
Anthony Hawkshaw Director Independent Financially Literate	Mr. Hawkshaw has more than 30 years of experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru and is a former director, Chief Financial Officer and founding shareholder of Rio Alto Mining Ltd. Prior to joining Rio Alto, Mr. Hawkshaw was the Chief Financial Officer of Pan American Silver Corp. and Chariot Resources Ltd. He has also served as Chairman of the Audit Committee of Caza Gold Corp.

Pre-approval policies and procedures

All related services provided by the Auditors, including non-audit services, are subject to pre-approval by the Audit Committee through established procedures. The Company’s chief financial officer (“CFO”) discusses proposed non-audit related services to be performed by Deloitte LLP (“Deloitte”) with the Chair of the Audit Committee. If the amount is immaterial and will not otherwise interfere with the independence of the auditors, the Chair approves the services and the CFO reports to the Audit Committee on these services at the next regularly scheduled Audit Committee meeting. If the amount of the proposed services is material, a special Audit Committee meeting is convened to discuss the proposed service and the pre-approval is put to a vote. Management regularly updates the Audit Committee on the services rendered by the Auditors.

The Audit Committee has reviewed other services provided by the Auditors and has determined that they do not interfere with the independence of the Auditors.

External auditor service fees

Deloitte has been the Company’s external auditor since January 2008. The aggregate fees billed for professional services rendered by Deloitte for the year ended December 31, 2015 and the year ended December 31, 2014 in Canadian dollars were as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014
Audit fees	$311,500	$244,000
Audit related fees	$27,500	$35,000
Tax fees	$16,300	$77,500
All other fees	$nil	$nil
Total	$355,300	$356,500

Notes:
(1)

“Audit Fees” means the aggregate fees billed by the Company’s external auditor for audit and interim review services; $12,500 of the audit fees for the year ended December 31, 2015, relate to final billings for the audit for the year ended December 31, 2014.

(2)

“Audit Related Fees” means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)

“Other Fees” means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company’s business is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the management information circular prepared for the Annual and Special Meeting of Shareholders held on July 29, 2015, and available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and Management Discussion and Analysis for the Company’s most recently completed financial year and is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

APPENDIX 1

TIMMINS GOLD CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

I.	Purpose and authority

The audit committee of the Company (the “Audit Committee”) is an advisory committee of the Board of Directors of the Company (the “Board”).

This charter (the “Audit Committee Charter”) is part of the Company’s Corporate Governance Manual for the Board’s strategic oversight of the Company and will be interpreted in the context of all Applicable Laws.

This Audit Committee Charter is a Board policy to guide the directors and officers in the governance of the Company. Although this Audit Committee Charter is intended to summarize legislative, regulatory or corporate obligations established by other documents and processes, it remains subject to the most current and binding legislative, regulatory and contractual obligations of the Company, and its directors and officers.

The Audit Committee is established by and among the Board for the primary purpose of assisting the Board in:

•	Overseeing the integrity of the Company’s financial statements and the Company’s accounting and final reporting processes and financial statement audits.

•	Overseeing the Company’s compliance with legal and regulatory requirements.

•	Overseeing the registered public accounting firm’s qualifications and independence.

•	Overseeing the performance of the Company’s independent auditor and internal audit function.

•	Overseeing the Company’s system of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

•	Overseeing the identification of the principal financial risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Audit Committee should provide for open communication among the independent auditor, financial and senior management, the internal audit function, and the Board.

The Audit Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisors as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Audit Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Audit Committee, for compensation to the independent auditor, to any advisors that the Audit Committee chooses to engage, and for payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties including services of a non-executive secretary.

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section III of this Audit Committee Charter.

II. Composition and meetings

The Audit Committee will comprise three or more directors as determined by the Board.

Each Audit Committee member must be independent as defined by NI 52-110.

All members of the Audit Committee must comply with all financial-literacy requirements as defined by NI 52-110, currently as having the ability to read and understand a set of financial statements of comparable breadth and complexity of issues reasonably expected to be raised in the financial statements of the Company, within a reasonable period of time following his or her appointment. To help meet these requirements, the Audit Committee will provide its members with annual continuing education opportunities in financial reporting and other areas relevant to the Audit Committee. At least one member will qualify as an “audit committee financial expert” as defined by the SEC and determined by the Board.

Audit Committee members will be appointed by the Board at the first Board meeting following each Annual General Meeting and from time to time thereafter to fill vacancies on the Audit Committee. An Audit Committee member may be removed or replaced at any time at the discretion of the Board.

The Board will designate the chair of the Audit Committee (the “Audit Committee Chair”). The Audit Committee Chair shall be responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meeting as well as pre-meeting materials, and making regular reports to the Board. The Audit Committee Chair will also maintain regular liaison with the CEO, the CFO, the head of internal audit and the lead external audit partner.

The Audit Committee will meet at least quarterly, or more frequently as circumstances dictate. It is acceptable for members to participate by telephone or other electronic means. Each regularly scheduled meeting will conclude with an executive session of the Audit Committee absent members of management. As part of its responsibility to foster open communication, the Audit Committee will meet periodically with management, the head of the internal audit function, and the independent auditor in separate executive sessions.

Each of the Audit Committee Chair, members of the Audit Committee, the Board Chair, external auditors, CEO, CFO or secretary shall be entitled to request that the Audit Committee Chair call a meeting which shall be held within one week of receipt of such request.

The Audit Committee, through the Audit Committee Chair, shall report after each Audit Committee meeting to the Board at the Board’s next regular meeting. A copy of the minutes of each meeting of the Audit Committee shall be provided to each member of the Audit Committee, to each Director, to the CFO and to the external auditor in a timely fashion.

III. Responsibilities and duties

To fulfill its responsibilities and duties, the Audit Committee will:

External auditors

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor in preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor must report directly to the Audit Committee.

2.	Obtain and review, at least annually, a report by the independent auditor describing:

a.	the firm’s internal quality control procedures;

b.

any material issues raised by the most recent internal quality control review or peer review of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues; and

c.	all relationships between the independent auditor and the Company to assess the auditors independence.

3.

After reviewing the foregoing report and the independent auditor’s work throughout the year, the Audit Committee shall evaluate the auditors’ qualifications, performance and independence. This evaluation should include the review and evaluation of the lead audit partner and take into account the opinions of management and the Company’s personnel responsible for the internal audit function.

4.	Discuss with the external auditor, the audit partner rotation plan including the timing and process for implementing the plan to ensure the succession plan is set.

5.

Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of its subsidiaries. The Audit Committee may delegate to one or more independent members of the Audit Committee the authority to pre-approve non–audit services if the Audit Committee is informed of each pre-approval at the next scheduled Audit Committee meeting.

6.

Review the terms and conditions of the annual external audit engagement including, but not limited to, staffing, objectives and scope of the external audit work, materiality limits, audit reports required, areas of audit risk, performance timetable, and proposed fees and compensation.

7.

Oversee the work of the external auditors engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting, and including the review with the external auditors of the results of the annual audit examination including, but not limited to the following:

a.	any difficulties encountered, or restrictions imposed by management, during the annual audit;

b.	any significant accounting or financial reporting issues;

c.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

d.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

e.	any other matters which the external auditors should bring to the attention of the Audit Committee.

8.	Hold timely discussions with the external auditor regarding the following:

a.	all critical accounting policies and practices;

b.

all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

c.	other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

Internal audit

9.	Review and approve the internal audit annual audit plan and all major changes to the plan.

10.	Review and discuss with the internal auditor the scope, progress and results of executing the internal audit plan.

11.

Receive the requisite information from the internal auditor including a report on the key risks facing the Company and the status of significant findings and recommendations, and management’s responses.

12.	Periodically review, with the internal auditor, any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the internal audit function’s work.

13.	Review and concur on the appointment, replacement, reassignment or dismissal of the head of internal audit, who shall have direct access to the Audit Committee.

14.	Review the annual performance of the internal audit function.

Risk management and controls

15.

Discuss the Company’s policies on risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

16.	Review with senior management the Company’s overall anti-corruption and anti-fraud programs and controls.

17.

Obtain reasonable assurance, by discussions with and reports from management and external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

18.	Ensure that any noted deficiencies in internal controls are addressed in a timely fashion as well as assess whether any such deficiency warrants a more thorough evaluation of the system.

Disclosure

19.	Review the appropriateness of accounting policies and financial reporting practices used by the Company.

20.

Review major issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company.

21.	Review any new or pending developments in accounting and reporting standards that may affect or impact on the Company.

22.	Discuss the key estimates and judgments of management that may be material to the financial reporting of the Company.

23.

Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

24.

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, and periodically assess the adequacy of those procedures.

25.

Satisfy itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations, and receive regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, including any significant instances of non- compliance with such system, in order to satisfy itself that such system may be reasonably relied upon.

Financial results and reports

26.	Review, and recommend to the Board for approval as applicable, the following public disclosure documents:

a.	the quarterly financial statements, including Management’s Discussion and Analysis of Financial Condition and Results of Operations and related press release;

b.	the annual audited financial statements including Management’s Discussion and Analysis of Financial Condition and Results of Operations and related press release;

c.	the annual management information circular and proxy materials; and

d.	the annual information form.

27.

Review, and recommend to the Board for approval, all financial statements, reports of a financial nature, and the financial content of prospectuses or any other reports which require approval by the Board, including any report of management which accompanies published financial statements (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves.

CEO/CFO certification

28.

Receive and review the CEO and CFO certificates to be filed under Section 302 and 906 of the Sarbanes-Oxley Act, as well as under the Canadian Securities Administrator’s National Instrument 52-109 certification of disclosure in issuers’ annual and interim filings, and inquire as to practices and procedures adopted to permit management’s assurance on the underlying controls.

Whistle-Blower program

29.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing or other matters and, for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing or other matters.

Other responsibilities

30.

Reviewing regular reports from management and others (e.g. internal and external auditors) with respect to the Company’s compliance with laws and regulations having a material impact on financial reporting and disclosure, including:

a)	tax and financial reporting laws and regulations;

b)	legal withholding requirements;

c)	environmental protection laws and regulations; and

d)	other laws and regulations which expose Directors to liability.

31.	Reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage.

32.

Reviewing activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board level.

33.	Reviewing the compensation of directors and officers, including expenses and the use of the Company’s assets.

Review of Audit Committee mandate and performance

34.

On an annual basis the Audit Committee shall review and assess the adequacy of this Audit Committee Charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee Charter to the Board for its approval.

35.

The Audit Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively and such assessments should be reported to the Board. The Audit Committee also shall discuss with the independent auditor the accountants observations related to the effectiveness of the Audit Committee.